SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For December 31, 2008

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: March 11, 2008 By: __________________________________

Name: Eduardo Villegas Contte

Title: Finance Director

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

Free translation from the original financial statements prepared in Spanish for publication in Argentina

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

INDEX

Annual Report

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Exhibits A, D, E, F, G and H

Balance Sheets

Statements of Income

Statements of Changes in Shareholders' Equity

Statements of Cash Flows

Notes to Financial Statements

Exhibits A, C, D, E, F, G and H

Summary of Activity

ANNUAL REPORT

To the Shareholders:

Pursuant to applicable legal provisions and to the Company's bylaws, we submit for your consideration the documentation related to the Company's financial statements for the seventeenth fiscal year, ended on December 31, 2008.

1. MACROECONOMIC CONTEXT

Regarding the international context, during 2008, one of the most important financial crisis of the history was attended when Lehman Brothers investment bank went bankrupt and the USA Treasury Department took over home mortgage banks and insurance companies, facts which finally pushed the main developed economies into recession.

The Argentine Government adopted a number of measures in order to mitigate both, the impact of the international financial crisis and the consequences produced by the conflict with the agricultural sector, such as the transfer of the funds from the social security private system to the National Social Security Administrative Office (Administración Nacional de la Seguridad Social - "ANSES"), the implementation of exchange controls, the promulgation of a tax regularization regime, promotion and protection of the registered employment, disclosure and repatriation of capitals and the development of a reactivating plan that includes public works projects.

During 2007, the economy had an expansion pace of 8% annually, measured by GDP expansion. The domestic political crisis after the above mentioned conflict together with the international financial crisis ended up changing this behavior sensitively, being GDP growth during 2008 by 4%. As regards inflation, although official measurement of consumer prices, calculated by the National Institute of Statistics and Censuses (Instituto Nacional de Estadistica y Censos - "INDEC") increased by 7% in 2008 , most of private analysts agree that inflation increased more than the official rate.

On the other hand, during 2008, although some specific tariff adjustment were made (energy and transportation), long term proposals to solve the shortage offer energy were not announced.

2. COMPANY PROFILE

MetroGAS S.A ("MetroGAS or "the Company") is the largest gas distribution company in Argentina in terms of number of customers and of delivered gas volumes. MetroGAS distributes approximately (22%) (*) of the total natural gas supplied by the nine distribution companies licensed after the privatization of Gas del Estado in late 1992, and currently has over 2 million customers in its service area (Buenos Aires City and eleven municipalities in the south of Greater Buenos Aires), a densely populated area including major power plants and other industrial and commercial users.

During 2005, due to new rules, (see Note 8.4 to individual accounting statements), MetroGAS' Board decided to constitute MetroENERGIA S.A ("MetroENERGIA"); MetroGAS holds 95% of this corporation's share capital and its social objective is to act as a natural gas trading company and / or a gas transporting company on its own behalf, on third parties behalf or associated to third parties.

Since 1993 natural gas consumption in Argentina increased by approximately 77%. In that year consumption was approximately 21,828 MMm3 (million of cubic meters) and it increased to 38,679 MMm3 in 2008 (*). This increase is due to energy substitution by end users, low relative prices compared to other energy sources, an increased capacity of major gas pipelines and the expansion of distribution networks.

Argentina's proven gas reserves amount to 441,974 MMm3 (**), with a 9-year supply guarantee. There are 19 known sedimentary basins in the country, 10 of which are on-shore, 3 are off-shore and 6 are both on and off-shore. Production is concentrated in 5 basins: the Northwest basin; the Neuquén and Cuyo basins in central Argentina; Gulf of San Jorge and Austral basins in the south of the country. In 2008, the estimated annual production of natural gas reached 50,309 MMm3 (***) mainly coming from the Neuquén basin. Approximately 66% of all gas purchased by MetroGAS during 2008 came from the Neuquén basin and the remaining 34% from the Austral and Gulf of San Jorge basins.

(*) According to the latest available information provided by the National Gas Regulatory Authority ("ENARGAS") - December 2008.

(**) According to the latest available information provided by the Energy Secretariat- December 2007.

(***) According to the latest available information provided by the Energy Secretariat- December 2008.

3. ORGANIZATIONAL STRUCTURE

MetroGAS' current organizational structure is as shown below:

4. LICENSE CONTRACT RENEGOTIATION

The Public Emergency and Exchange Regime Reform Law No. 25,561 ("Emergency Law") from January 7, 2002, affected the legal framework in force for license contracts of utility services companies.

The main provisions of the above mentioned Law that have an impact on the License duly granted to MetroGAS by the National Government and that modify express provisions of Law No. 24,076 (the "Gas Law") are the following: "pesification" of tariffs that were fixed in convertible dollars at the exchange rate specified in the Convertibility Law (Law No. 23,928), the prohibition of tariff adjustments based on any foreign index, thus not allowing the application of the international index specified in the Regulatory Framework (US Producer Price Index-PPI), and the government's unilateral decision to renegotiate the license granted to the Company in 1992.

Furthermore, the Emergency Law established the beginning of a renegotiation process of utility contracts granted by the National Executive Power ("PEN") without detriment to the requirements that utility services companies should go on complying with all their obligations. The process began on February 12, 2002 when the PEN issued Executive Order No. 293, through which the Economy Ministry ("EM") was entitled to carry out the renegotiation, and who, by issuing Resolution No. 20/2002, stated the conditions to be followed for such process. On February 22, 2002, the PEN issued Executive Order No. 370 appointing the members of the Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

By means of Executive Order No. 311/03 from July 3, 2003, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created and it replaced the CRC. The UNIREN aimed at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although Licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

Temporary tariff increases established by the National Executive Power through Executive Orders No. 2,437/02 and No. 146/03 were not even implemented due to different legal proceedings.

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and from 2004 to 2007 it was not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003 was extended several times through different laws until December 2009. Consequently, the terms for renegotiating licensees and public services concessions were also extended.

In order to achieve an agreement, different proposals were exchanged with the UNIREN during 2008, but unfortunately, as of the date of issuance of these financial statements, there was no consensus to achieve an agreement that may satisfy both the interests of the National Government, and the ones of the Company and its shareholders.

Despite what has been stated above, a new proposal was made to the Company in September 2008 that consisted in a Temporary Agreement by which a Transition Tariff Regime is established as from September 1, 2008, with a readjustment of prices and tariffs including variations in the price of gas, transport and distribution. The increase resulting from the readjustment of distribution tariffs has to be deposited by the Company in a specific trust fund destined to the construction of infrastructure works within the licensee area. As of the day of issuance of the these financial statements, and although MetroGAS complied with the agreement approval by the Board and the Shareholders Assembly, the PEN has not ratified the said agreement by an Executive Order and for that reason the ENARGAS has not issued the tariff schemes that result from applying the guidelines included therein.

5. REGULATORY FRAMEWORK.

Natural gas distribution is an activity regulated by the ENARGAS. Its jurisdiction is extended to transportation, sale, storage and distribution of natural gas. Within its sphere of responsibilities, according to what is expressed in the Gas Law, it includes protecting customers, paying attention to the competence in the natural gas supply and demand and encouraging long-term investments in the industry.

5.1 Unbundling of natural gas

In line with the regulatory changes made in the gas sector as from the issuing of Executive Orders No. 180/2004 and No. 181/2004, the Energy Secretariat ("ES") through its Resolutions No. 752/2005, 930/2005, 2,020/2005, 275/2006 and consistent rules, set up a date schedule based on which the different categories of consumers (except for residential customers and small stores) had to start purchasing natural gas at the point of entry into the transportation system directly from natural gas producers and/or marketers, thus zonal distributors were limited to render transport services and/or natural gas distribution exclusively.

This process, informally denominated "natural gas unbundling", excluded, as it was anticipated, not only residential customers and small stores , but also non-profit civil associations, labor unions , trade associations or mutual benefit associations, health institutions and private or public educational institutions .

Finally, Resolution No. 2,020/05 established a Mechanism for Assigning Natural gas to Compressed Natural Gas ("CNG") stations by which CNG stations get natural gas through a mechanism of periodical assignments of gas volumes within the Electronic Gas Market ("EGM"), the last of which was made in the month of May, 2008.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a better tool in accordance with the new context where the Company has to perform.

During 2008, MetroENERGÍA authorized by the ENARGAS to act as a natural gas trading company and/or gas transporting company, and subscribed as agent of the EGM, entered into contracts for supplying natural gas with different producers in order to supply customers who have to purchase gas from third-party suppliers. In the same way, MetroENERGÍA entered into contracts for natural gas supply with large customers, electric power plants and customers from General Service "G" and from General Service "P", with consumption not only in MetroGAS' distribution area but also in the rest of the country and entered into "factoring" agreements with natural gas producers for rendering invoicing and administration management services as regards natural gas sales from producers to CNG stations within the said Assignation Mechanism of Natural Gas for CNG.

Actions carried out during 2008 made it possible to retain through MetroENERGIA, most of the industrial and commercial customers duly contemplated in the "unbundling" process of the Company's area, thus being able to maintain the participation of these categories of customers within MetroGAS sales portfolio.

5.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/2008 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/2008 , the ENARGAS Resolution No. I/409/2008, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/2008 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/2008 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/2008 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/2008 , the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/2008, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

5.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/2007 by the MPFIPyS (Ministry of Federal Planning , Public Investment and Services) created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/2007 from the Secretariat of Coordination and Management Control (SSCCG), Resolution MPFIPyS No. 121/2008 and SSCCG Provision No. 30/2008. This last rule, includes a propane-air provision plan under the responsibility of ENARSA , who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires . In connection to this last matter, ENARGAS Resolution No. I/259/2008 was published on May 14, 2008 by means of which new specifications were set for natural gas as regards transportation and distribution systems, annulling ENARGAS Resolution No. 622/1998 which previously ruled that matter.

Through ES Resolution No. 24/2008, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability .

5.4 Government of the City of Buenos Aires- Works in Public spaces

As regards Works in public spaces within the City of Buenos Aires, Law No. 2,634 , published on January 25, 2008, and its ruling Executive Order No. 238/2008, published on March 28, 2008, created and ruled the new system for making perforations and/or holes in public spaces, which specifies all charges to be paid by all works done in the street and states that the closing of such holes shall be carried out by the Government of the City of Buenos Aires ("GCBA") previous payment by the companies authorized to carry out the above mentioned public works.

Executive Order No. 239/2008 terminated the Coordinated Action Agreement No. 24/1997 that ruled such issue before the above mentioned Law. In accordance to new applicable rules, the enforcement authority from the GCBA notified the Company of its decision to start different control and supervision procedures as a result of possible non-fulfillment of the Company's duties. The company is responding to these claims as contemplated in such regulation.

5.5 Natural Gas Rational Use Program ("PUREGAS")

As regards the Natural Gas Rational Use Program-PUREGAS- set and ruled by ES Resolutions No. 624/2005, No. 881/2005 and No. 814/2008 , the ENARGAS instructed MetroGAS through ENARGAS' Notes No. 9,200/2008, No. 9,314/2008 and No. 9,921/2008 not to apply this program from April to September 2008 under the conditions regulated for year 2008 and in its place to apply the same Program under the terms and conditions in force for year 2007, due to the many claims made by passive subjects of the Program at issue, that, as informed by the ENARGAS, motivated the convenience of adopting measures tending to generate an analysis period in order to carry out an integral revision of the PUREGAS. As a result of the said instruction from the ENARGAS, MetroGAS was compelled to re-invoice the PUREGAS and/or give back credit balances depending on each case.

5.6 Trust Fund

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No 180/2004 and No. 1,216/2006, MPFIPyS Resolutions No.185/2004, No. 2008/2006 and No. 409/2007, No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings and as of the date of these financial statements MetroGAS is waiting for instructions from Nación Fideicomisos S.A. concerning the way to collect outstanding debts from industries compelled to pay the specific charges at issue for unpaid capital and accrued interests during the period when those precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports necessary to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/2008 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/2008, also published on December 23, 2008, stipulated the implementation , as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

5.7 Consumers Protection and Defense Law

Law No. 26,361 was published on April 7, 2008; it modified the Consumers Protection and Defense Law and generated a number of changes that impacted on the Company's daily operations. In fact, this law, once supplementary of the specific legislation applicable to this matter, as a result of this modification was integrated to the whole normative framework, besides setting, the principle of "application of the most beneficial legislation for the user or consumer". As a result there was (i) decentralization of the jurisdiction delegating to municipalities the application of the regulation and the examination of all local procedures started as a consequence of the claims received for alleged infringement of the law, (ii) expansion of the concept of consumer including those who do not take part in the consumption chain but use the service ( as an end user) as a consequence of that, (iii) the stipulation of an obligation to accept the service supply cut through the same way in which the supply was requested, (iv) stating the definition of "direct damage", by means of which the enforcement authority can determine the existence of a detriment or damage of the consumer's right, being the consumer subject to pecuniary compensation ( the limit amount for such compensation for damages is equivalent to 5 basic family shopping baskets published by the National Institute of Statistics and Census), (v) the creation of the "punitive damage" institute by which, in case the service supply company does not fulfill its duties , there could be a civil fine in favor of the damaged parties depending on the seriousness of the matter and other circumstances of the case, and , finally, (vi) a modification of the interest rate applicable for estimating the delay in payment as it was decided to compulsory apply the passive rate instead of the active one as it was previously done.

5.8 Municipal Rates

During 2008 some municipalities from the Province of Buenos Aires continued with their claims in order to collect municipal levies for various concepts, verifying in many situations the inexistence of specific services and/or excessive heavy charges. The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses , as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

5.9 Regulatory Authority.

The ENARGAS intervention originally stipulated by Executive Order No. 571/2007 for a 180 day-term was extended for equal periods by means of Executive Order No. 1,646/2007 and 953/2008.

During 2008, MetroGAS continued making its best efforts in order to keep a good relationship with the ENARGAS allowing both parties to comply with their corresponding responsibilities and to result in a better service to customers.

6. CORPORATE GOVERNANCE

MetroGAS complies with good practices of corporate governance, respecting principles such as total and full information, transparency, efficiency, protection of the investment parties, equal treatment among investors and protection of the stability of the entities and financial brokers.

Within the Company's Board of Directors, MetroGAS has an Audit Committee , composed of three independent Directors, thus the Company complies with local and international provisions in force related to this matter. The Board approved, among other measures related to the corporate governance, the Conduct Code, the Fraud and Dishonest Practices Policy and the channel of multiple anonymous complaints.

6.1 Authorities

At MetroGAS' Shareholders Meeting and Board Meeting, both on April 30 and May 30, 2008, respectively, Mr. Juan Carlos Fronza was appointed Company President, being an independent member. Mr. Andrés Cordero was appointed 1st. Vice-president and Mr. Vito Sergio Camporeale 2nd Vice-president of the Company.

6.2 Decision Making and Internal Control System

The Company encourages delegation of authority, thus allowing quick and efficient replies to every activity, at the same time there is a clear and explicit definition of the scopes of such delegation by setting limits of approval implemented in a systematized way, which minimize risks.

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Furthermore, MetroGAS has an Internal Audit area whose mission is to guarantee the Board of Directors, the Audit Committee, the Directorate Committee and the managerial level of the Company that there are effective and efficient processes of internal control to identify and handle the business' risks.

The existence of standardized processes, administrative proceedings, fluid communications, regular issues of reports on management planning and control, performance assessments, within the framework of policies set by the Directorate Committee, consolidate the internal control system, give reasonable certainty of achieving objectives, provide reliable financial information and ensure the compliance of regulations in force.

6.3 Sarbanes-Oxley Law

MetroGAS is registered in the New York Stock Exchange and is compelled by requirements from the Securities and Exchange Commission ("SEC"). For that reason, the Sarbanes-Oxley Law is applicable to the Company's procedures. This Law, which was passed aiming at providing reasonable reliability for accounting and financial information, requires the CEO and the Director of Administration and Finance to sign an annual certification, where they state, among other things, that they are responsible for establishing, keeping and monitoring an appropriate internal control structure, making an annual report on the effectiveness of this internal control when issuing financial statements. Furthermore, external auditors have to express an opinion about these reports.

MetroGAS has already complied with the sections of this law applicable as from fiscal year ended on December 31, 2002 and had to comply with the provisions regarding management opinion about internal control on the issuing of financial statements on December 31, 2007. On the other hand and in virtue of the last due date extensions, External Auditors will have to express their corresponding opinion together with the issuing of financial statements on December 31, 2009.

In order to comply on due date with all requirements stated by this Law, MetroGAS has conformed a working team with personnel from the Administration and Finance area and from the Legal area, also counting on a high cooperation from those people responsible for processes of all the Company's areas. Moreover, the Company has hired the services of Ernst & Young as a consultant to assist in the assessment of control and implementation of improvements.

The project is focused on the assessment of internal controls over the issuing of accounting information. As of this date, MetroGAS has performed the survey and documentation of processes, risks and controls, the assessment of the design and operation of controls and has implemented many remedy plans. During the next fiscal year MetroGAS will continue with the survey and documentation of new processes or of processes that have been changed, the assessment of the design of those processes' controls, operation tests of controls and the implementation of remedy actions over all weaknesses found.

6.4 Policy of Compensation to the Board of Directors and to Managerial Staff

Compensation to the Board of Directors is fixed by an Ordinary Meeting of Shareholders.

As of December 31, 2008, the compensation policy for managerial staff consists of a monthly fixed payment and a variable payment based on the fulfillment of objectives fixed on annual basis. The compensation policy neither provides for option plans over the Company's shares nor for long-term incentives.

7. DESCRIPTION OF OPERATIONS

7.1. Commercial Policy, Company, Financial and Investment Planning

According to the economic context and provisions issued by the National Government which include the modification of the standards of MetroGAS' Regulatory Framework, the Company decides to focus its efforts on ensuring the business continuity, keeping the quality and reliability of all gas supply, complying with the License's basic rules, and finally based on the results of the renegotiation of the License Agreement, MetroGAS will define its strategy towards the future and matters such as company planning, commercial policy and development of the investment plan.

7.2 Gas purchase and transportation

In order to satisfy natural gas supply needs, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy, and other producers from Tierra del Fuego, Neuquén and Santa Cruz.

On June 14, 2007 resolution No. 599/2007 from the Energy Secretariat was published in the Official Bulletin thus giving official approval to the "2007-2011 Agreement with Natural Gas Producers", afterwards being ratified by specific natural gas producers; as a result the enforcement of such Agreement was a fact. Basically , The 2007-2011 Agreement stipulates: i) volumes to be injected at points of entry into the transportation system by natural gas producers for residential and commercial users, industries, power plants and CNG stations up to December 31, 2011 ( although with different contractual terms according to user's segment), ii) parameters for graduated and particular adjustment of prices according to users' segments, and iii) mechanisms to redirect and additionally inject natural gas in order to meet the demand of the domestic market, in case it were necessary and in the face of supply shortage. In virtue of 2007-2011 Agreement, natural gas producers and distributors will have to celebrate natural gas bargain and sale agreements in accordance to what is stipulated in such agreement. As of the closing of these financial statements, the Company has not entered into any of these agreements because, to the best of its knowledge, all offers to enter into agreements received from natural gas producers would not respect the terms of the 2007-2011 Agreement and besides, regarding contemplated volumes, would not allow MetroGAS to ensure natural gas supply to its uninterruptible customers.

Agreements that were originally due on 31 December, 2006 were kept under the same conditions, including prices, until 31 July, 2007. As from 1 August, 2007, on the basis of what was stipulated in the 2007-2011 Agreement and in virtue of different notes from the Sub-Secretariat of Fuels and of letters from the EGM, all volumes fixed under such Agreement were put in force as supply arrangements, every time no agreements are entered into with producers.

On September 19, 2008 the ES subscribed with natural gas producers the Complementary Agreement with Natural Gas Producers (Resolution No. 1,070) where prices at well head and segmentation of residential natural gas demand are restructured, serving as a complement to the Agreement approved by Resolution No. 599/2007. The enforcement of such Agreement is as from September 1, 2008, except for CNG which is applied as from October 1, 2008.

Finally , on December 16, 2008 the ES issued Resolution No. 1,417/2008 stipulating the new basin prices , applicable as from November 1, 2008.

Due to the fact that MetroGAS considers that volumes, injection basins and transportation routes stipulated under 2007-2011 Agreement would not allow to meet the demand from uninterruptible customers, the Company has made some presentations before the ENARGAS, the Energy Secretariat and the Sub-Secretariat of Fuels aiming at setting forth such situation and requesting a solution.

As of December 31, 2008, firm transportation volumes contracted up to the City Gate of the service area of MetroGAS amounts to 23.6MMm3/day. To recover heat value, after obtaining by-products, there is 0.41MMm3/day of firm transportation capacity contracted up to Bahía Blanca. Besides, there is 0.55 MMm3/day of firm transportation capacity contracted from Tierra del Fuego up to Santa Cruz.

Finally it is worth mentioning, that in August 2008 a propane/air injection plant ("PIPA") was connected to MetroGAS network that shall allow to inject an additional volume of 1.5 MMm3/day equivalent to natural gas.

7.3 Customers and Market

The Company's economic results are highly influenced by weather conditions. The demand for natural gas and, as a result, MetroGAS' sales and profits, are considerably higher during winter time (May to September).

A summary of the Consolidated Statements of Income for the fiscal years ended December 31, 2008 and 2007 is included below in order to reflect MetroGAS' seasonal variation of sales and its level of annual profitability.

	2008 (thousands of pesos)
	For the quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	187,471	247,082	278,251	188,760	901,564
Gross Profits	68,309	83,588	94,751	41,963	288,611
Operating Income	27,660	40,997	52,521	(3,940)	117,238
Income (loss) before income tax	1,142	58,856	22,148	(93,889)	(11,743)
Net income (loss)	2,344	59,139	14,431	(89,463)	(13,549)
	2007 (thousands of pesos)
	For quarters ended on
	03-31	06-30	09-30	12-31	Total fiscal year
Net sales	198,732	267,948	278,905	210,268	955,853
Gross profits	54,242	92,474	78,844	58,511	284,071
Operating income	21,310	51,853	39,324	10,237	122,724
Income (loss) before income tax	(5,620)	35,433	(9,573)	(9,007)	11,233
Net income (loss)	(6,268)	36,503	(7,742)	(6,706)	15,787

As mentioned above, MetroGAS provides distribution service to over 2 million customers within its service area, approximately 63% of which are in the Autonomous City of Buenos Aires.

Sales to residential customers in 2008 and 2007 totaled 22.5 % and 23.5 % of sales volume, respectively, and approximately 46.1 % and 44.2 % of net sales.

Sales to residential customers decreased 1.7% from Ps. 422,632 thousand in 2007 to Ps. 415,522 thousand in 2008, mainly due to a 7.9% decrease of the volume delivered to this category of customers, as a consequence of higher average temperatures registered during fiscal year 2008, compared to the previous fiscal year.

MetroGAS strongly depends on its sales to electric power plants to maintain a high utilization of its firm transportation capacity (Load Factor), especially during warmer months, when residential consumption is reduced. Among its customers MetroGAS has electric power plants with 40% of the total thermal power generated in the country's wholesale electricity market.

Since 1993 electric power plants have implemented an investment program that involves the replacement of generating units by new technologies called "combined cycles", which imply a much lower generation cost. The following combined-cycle plants have been operating within MetroGAS' service area: Central Térmica Buenos Aires, since 1995; Central Costanera, since 1999; Central Puerto, since 1999 and Central Dock Sud since March 2001.  Moreover, MetroGAS provides transportation to the marketer that renders such service to A.E.S. Paraná that launched its combined-cycle plant to the market in November 2001; thus improving the utilization of its transportation capacity.

A strong increase in the demand for electricity which started in 2003, continued during 2008. This fact, together with a supply shortage due to the lack of new combined-cycles since 2001, led to a big dispatch from the pool of thermal generation plants of MetroGAS' area, not only of combined-cycles but also of open-cycled steam turbines. During this fiscal year many new generators such as the combined cycle General Belgrano, the combined cycle San Martín and the combined cycle Modesto Maranzana were incorporated to the Interconnected Electrical System.

Sales of the transportation and distribution service to electric power plants accounted for 43.7 % and 43.5% of delivered gas volume in 2008 and 2007, respectively.

Gas sales and sales of the transportation and distribution service to industrial and commercial customers and to public entities accounted for approximately 18.2% and 17.6% of the Company's sales volume in 2008 and 2007 respectively.

During 2008 all supply contracts with industrial customers, which expired during that same year, were renewed. According to preventive measures taken in the face of winter 2008, the policy developed in 2007 was still continued; this policy includes options that allow a more operational flexibility in the face of potential supply difficulties, extending this concept to all contracts to be renewed during that year.

Allied to the objectives set for 2008, and regardless of the existing conditions of gas availability and transportation, MetroGAS has been able to continue in good terms with industrial customers as well as in the market of Small and Medium sized Companies ("PYMES") and of Commercial Customers. Natural gas demand for these clients' segments was maintained as a result of general market conditions.

The CNG market represented approximately 7.0% and 7.1 % of the Company's sales volume during 2008 and 2007, respectively.

During 2008, deregulation of gas purchase at well head for CNG stations continued; it was introduced into the market through Executive Order No. 275/2006 (complementary to Executive Order No. 2,020/2005). To this regard, through MetroENERGÍA, it was possible to continue with the agreements with many natural gas producers for administering their sales commitments in this segment; furthermore not only the number of producers hiring the service was maintained, but also the administered volume.

7.4 Operation of the distribution system

Although the crisis that broke at the end of fiscal year 2001 has still been strongly conditioning the Company's operating activities, MetroGAS continues managing its resources, prioritizing the system's security and reliability.

Just like during 2002, MetroGAS was forced to keep on suspending investments on the expansion of the distribution system (K factor works), only making those necessary investments to incorporate customers to existing networks. During 2008, approximately 20,800 new services were laid (4.5% more compared to 2007). As regards works financed by third parties, the Company controlled the construction of 73 Km of distribution networks layout.

Moreover MetroGAS has implemented the assets soundness project which is currently operative and whose planning and follow-up is carried out by means of an annual plan. This methodology's main objective is to secure a systematic management of critical tangible assets corresponding to gas distribution and risks associated to them along the whole cycle of their useful life.

Based on risk models previously mentioned, MetroGAS planned and implemented the replacement of 84.4 Km of low-pressure mains with their associated services. Smalls parts from high-pressure pipes which posed safety problems were also replaced and the Company continued with the maintenance plan based on the risk of pressure regulating stations that allows to improve these stations conditions reducing operative risks and increasing their reliability.

Nine of these stations were adjusted during 2008. In order to improve the reliability of the network, during 2008 the Company carried out different projects on pipes linkage and installed two new pressure regulating stations that made it possible to improve distribution capacity by 6,000 m3 per hour. The main objective of these works is to cope with a demand increase in specific areas.

Aiming at improving the Company's low-pressure system operation, through a quicker and stricter control of supply pressures, MetroGAS went on executing the project "Tele-control of Profiling Units in Regulating Stations". In this way, 23 new plants with distance control and 18 border net points with telemeasurement were incorporated during 2008. Therefore, 78% of the total number of stations for decreasing pressure from the Company's low-pressure system has telecontrol profiling units to control pressure.

Additionally, and being an action contemplated in the preventive maintenance plan, MetroGAS completed an inspection type DCVG (Direct Current Voltage Gradient) of 180.2 Km of the Company's high-pressure system, aiming at identifying potential failures in these installations.

Regarding corrective maintenance of the system, approximately 12,000 residential services and approximately 16,700 meters have been replaced, among other actions intended for short-term maintenance of the distribution system.

The emergency call center registered an annual volume of approximately 57,900 claims, mainly about gas leaks, from which about 6,900 were classified by the Company as high priority. All these claims were taken care of in situ within two hours of the call and 99 % within an hour of the call being received, improving the ENARGAS' indicator that compels the company to take care of 95% of high priority calls within an hour of the call being received.

Regarding materials and services supply, MetroGAS has continued with its effort to hold back possible cost increases, implementing, among others, different actions oriented towards optimizing existing agreements.

7.5 Capital Investment

In order to mitigate the impact of the crisis on MetroGAS' financial position, the Company has optimized its capital investments, reducing them to levels that are compatible with the business continuity and the supply of a safe service in a short term.  Detailed information on this issue is found in Exhibit "A" of these financial statements.

The total accumulated amount of investments made by MetroGAS during sixteen years of being operating in the market amounts to approximately US$ 624 million.

7.6 Customer Care and Services

During 2008 MetroGAS continued following all working patterns stipulated in previous years; this encouraged activities to be focused on the following goals:

a) To improve the way the Company deals with registered gas installers when there are matters concerning incorporations or modifications to gas installations. Regarding this issue MetroGAS carried out some actions tending to automatize the process of responding to all kinds of questions: by telephone, web, and proximately by text messages.

b) To analyze the replacement of systems that back up operations at our call center and transactional systems for customer care and invoicing, regarding Large Customers and/or Residential Customers. These studies shall make it possible to count with state of the art tools for improving customer care in a medium term.

The following activities, carried out during 2008, reflected an important increase compared to the previous year:

  7% increase in commercial calls answered at the Call Center.

  9% increase in emergency calls answered at the Call Center.

  6% increase in customers incorporations and

  6% increase in feasibility and inspection requests

As regards the increase in commercial claims, it is worth pointing out the impact produced by such increase on penalty values stated by the 2008 PUREGAS (Program of Rational Use of Energy) , that started to be invoiced in September 2008 and that generated information requests, protests and claims at a level that outnumbered the ones previously registered. This situation made an impact on the fulfillment of the ENARGAS quality annual standards, but as the effects of the measure were reverted, MetroGAS made a significant effort to start giving back to customers the amounts that had already been paid and to normalize customer care service. The situation could be overcome and the ENARGAS afterwards determined that the mentioned indicators should not be affected by this problem.

7.7 Human Resources

Company headcount as of December 31, 2008 totals 1,021 employees, from which 5 of them belong to MetroENERGIA. MetroGAS continued prioritizing the redistribution of functions, the stability of personnel with seniority and a conservative handling of the budget.

Considering the variations in the cost of living and salary changes in the market, MetroGAS implemented an extraordinary payment of $1,200 to all the personnel in January, another one of $1,000 in May and an average increase of 19.5% to all Company's personnel. This increase was granted in two stages during April and August.

Regarding health plans significant efforts were made to maintain medical service costs without deteriorating the level of professional service. Moreover, the corporate health plan encourages sport activities in order to lead a healthy life; that's why the Company offers its employees medical advice and physical training with qualified professionals to participate in sporting activities.

Within the area of communication, we continued with breakfast meetings with the personnel, programmed visits to different locations of the Company and the practice of cascade communication. It is worth mentioning the re-launching of MetroGAS' in-company magazine as an additional source of updated information addressed to all the personnel. Internal communication campaigns on Road Safety and integration campaigns with MetroENERGIA's activities were also carried out.

As regards development, skills improvement and technical training, among the different activities that were carried out we can point out the ones regarding academic development to update the knowledge and skills of much of the staff -with high potential and listed in replacement schemes- at well-known educational institutions, as well as the ones regarding staff participation in self-development activities provided by the Company. As regards this issue, it was a great achievement that all participants involved in this challenge since September 2005, got their degrees as a result of finishing their high school studies.

Moreover, the Company channeled resources for updating commercial personnel who are in contact with large customers not only in legal evolution, regulatory and technical aspect of the business but also in personal relationship skills development.

For those areas involved in network operations there was a revision of the methodology of tackling training with street presence of experts in training by making observations in situ, current knowledge data was updated through guidelines given by area leaders and direct preliminary controls to contractors' personnel was started.

Within this same chapter, another important step was a systematic study of practical improvements regarding training and retaining talented staff carried out by MetroGAS' experts among other companies with a high reputation in the market as employers. Moreover, there were potential and development analysis practices of the personnel.

As regards employment management, 2008 was characterized for a proper balance between staff search within the market and that made within the Company itself. This allowed, MetroGAS' staff to have access to higher positions and higher motivation and, at the same time, to incorporate new people who can enrich team work with their own different experiences.

Through the Technical Training Center (CET) of Lavallol, The Company kept its commitment with the community by developing different activities dedicated to Technical Schools, practices for Volunteer Firemen, from the Federal Police and Civil Defense members and by delivering educational courses regarding the proper use of gas with registered installers.

7.8 Health, Safety and Environment

During 2008, MetroGAS' achievements surpassed the objectives proposed by the "Security Program based on Behavior" (Programa de Seguridad basado en Comportamientos) implemented in 2003. In an effort of continuous improvement, some measures were implemented in order to prevent accidents on the basis of observations made, by its own staff as well as by contractors.

During the month of April the Argentine Institute on Security (Instituto Argentino de Seguridad) gave MetroGAS an honor award within the context of the XI Argentine Congress on Safety, Work Health, Environment and Community; this award was granted for the Company's continuous effort to improve its security performance. It is worth mentioning that during this congress the CET was the venue for an exposition on security and work health; more than 50 specialists on Security, Hygiene and Environment, private companies reps and governmental entities attended this event.

As regards the Management System of Security, Health and Environment certified under ISO standards 14001:2004 and OHSAS 18001: 2007, some activities were carried out aimed at retaining the certification obtained through internal audits and an external audit carried out by Det Norske Veritas in March. As a result of a high level of compliance, the said standards were certified for the next 3 years.

7.9 Institutional Relationship

The results of the survey conducted by the "Centro de Estudios para la Nueva Mayoría" in December 2008, positioned MetroGAS in the firs place when compared to the rest of public utility services companies, not only as regards image but also service quality. Concerning image the Company achieved 66% of positive answers before the Public Opinion and 48% among opinion leaders, as regards service quality the figures were 67% and 48% respectively.

During 2008 MetroGAS participated together with other companies and organizations in collective lunch meetings, in the Professional Council of Public Relations and in the sponsoring of certain organizations and social think tanks such as the "Foro de Periodismo Argentino" (Fopea), "Fundación Pensar" and RAP ("Red de Acción Política"); this allowed the Company to identify the best bonds and to enhance its relationship with these companies and entities.

During 2008 the Company destined press resources for the development of a media map and a survey to get to know press preferences of the Greater Buenos Aires population . A similar activity was carried out with other companies to find out how national legislators get informed, so as to be able to balance our communication tools when the Company needs to contact these legislators to transmit its main worries to them.

As part of the communication strategy, in 2008 MetroGAS, together with Federal Police Firemen, continued in the campaigns about critical matters such as carbon monoxide accidents.

7.10 Community Service Activities

In 2008, MetroGAS continued having an active presence in the community, in a direct way or by means of Fundación MetroGAS and its Corporate Volunteer Program.

As regards community relationships, the Company continued working on security training programs in which participated regular members of the Superintendencia Federal de Bomberos ( Federal Superintendence of Firemen), personnel form the Subsecretaría de Emergencias del Gobierno de la Ciudad de Buenos Aires (Sub-secretariat of Emergencies of the Autonomous City of Buenos Aires' Government) ,Volunteer Firemen, and for the fourth consecutive year, courses were delivered to new firemen graduated form the Escuela de Policía (School of Police) from the Argentine Federal Police. Moreover, during 2008 the Company continued with the first employment programs (AMIA's employment services and Sub-secretariat of Civil Society Empowerment of the City of Buenos Aires Government- "Subsecretaria de Fortalecimiento de la Sociedad Civil del GCBA"-) and strengthened the initiatives as regards local settlement based on the articulation of social organizations with venue at the technical school.

The "Fundación", focused on recalling the memory of industrial assets and enhancing the value of the "Bandera de Macha" (Macha Flag) at the Museo Histórico Nacional (National Historical Museum).

Volunteers focused on matters regarding childhood, health and disabilities.

  120 kilograms of wool blankets were given to Damas Rosadas ONG (non-governamental organization) at the Maternidad Sardá ("Ovillos y Agujas")

  The theater play for children "Caminito de Colores" was performed at a CILSA's soup kitchen in Monte Chingolo.

  The Solidarity call center started to operate during the Solidarity Week in order to raise funds for Fundación DISCAR.

  72,000 plastic caps were collected since October 2008 to be recycled so as to contribute to Fundación Garrahan.

  The children's football school for Barracas' poor children, the church "Natividad de María" and the therapeutic orchard of the Psychopathology Service of the "Hospital de Pediatría Pedro de Elizalde" continued to be included in the volunteer program.

8. DIVIDEND POLICY

In the past, subject to the Company's results and other relevant factors, the Board of Directors of MetroGAS recommended to pay dividends, during the last quarter of each year, on a temporary basis, and in case of the Ordinary Shareholder's Meeting, the final dividend, within limits set by the Argentine Corporations Law and considering all restrictions established in the debt issue prospectus.

As from fiscal year 2002, and up to date, the Company maintains unappropriated accumulated deficit. For this reason, as from that moment on, there has been no distribution of dividends, and in the future, it will not be possible to distribute them unless all losses from previous fiscal years are covered, in accordance to what is stipulated by the Argentine Corporations Law.

In the same way, distribution of dividends in cash shall be conditioned to the indebtedness index of the Company until MetroGAS repays an amount of capital of at least U$S 75 million of Negotiable Bonds Series 1.

9. COMMON STOCK STRUCTURE

Common Stock as of December 31, 2008 is composed of 569,171,208 common shares classified in three different categories; Class "A", "B" and "C", each having a one peso par value and entitled to one vote per share.

Classes of shares	subscribed, registered and paid-in Thousands of Ps.
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2008	569,171

The total number of Class "A" shares, representing 51% of the Company's Common Stock is owned by Gas Argentino, and their transferability is subject to the approval of the regulatory authority.

Class "B" shares represent 39% of the Common Stock. Of such percentage, 19% is owned by Gas Argentino since the privatization process. The remaining 20% was sold at public offering and is owned by approximately 1,150 investors.

Class "C" shares which represent 10% of the Common Stock, were assigned during the privatization process to the Employee Stock Ownership Plan (-PPP-Programa de Propiedad Participada); the beneficiaries were employees from Gas Del Estado transferred to MetroGAS, who continued working for the Company up to July 31, 1993, and who chose to participate in the above mentioned plan.

On March 6, 2008 the Company Board authorized to start with the corresponding duties to convert Class "C" shares to Class "B" shares requested by the Executive Committee of the PPP -"Programa de Propiedad Participada" (Employee Stock Ownership Plan) through note dated March 3, 2008. On May 21, 2008 the Comisión Nacional de Valores ("CNV"- Argentine National Securities Commission) notified MetroGAS that the transferability is subject to the presentation of the National Government Resolution approving the fully payment of the outstanding balance of Class "C" shares acquisition price. The mentioned fully payment was approved by the ME through Resolution No. 252 on August 22, 2008.

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Fondos Ashmore") and by Marathon ("Fondos Marathon"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, ordinary shares of the said company representing 30% of its Common Stock post-issuing to Fondos Ashmore and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Fondos Ashmore and Fondos Marathon, respectively. Such agreement is, among other conditions, subject to the approval of the ENARGAS and of the Secretary of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia-"CNDC"). Through Resolution No. 1/097 from September 14, 2007, the ENARGAS approved the transference of shares being still pending the resolution by the CNDC and the subsequent approval by the Secretary of Interior Commerce.

On May 15, 2008 the Company received a communication by Fondos Marathon , expressing their will to terminate the restructuring agreement dated December 7, 2005, exercising the option contemplated in such agreement which stated that any creditor was authorized to terminate it if the corresponding approvals were not complied with. Consequently, Gas Argentino has to start a new process of restructuring its financial debt with its creditors.

10. INCOME ALLOCATION PROPOSAL

The Company's Board of Directors proposes to approve as the Board of Directors' fees the amount of Ps. 858 thousand, which were allocated to the result of fiscal year 2008, although the loss shown in the present fiscal year determined according to the CNV provisions.

Moreover, the Company's Board of Directors proposes that the Shareholders' Meeting keeps in unappropriated retained earnings the net loss for fiscal year ended December 31, 2008, that amounted to Ps. 13,549 thousand.

11. ACKNOWLEDGEMENT

The Board of Directors would like to express its deepest appreciation to MetroGAS' personnel for their co-operation in their daily tasks, as well as to its customers, suppliers and creditors for their support and their confidence in MetroGAS.

Autonomous City of Buenos Aires, Mach 6, 2009.

Juan Carlos Fronza

President

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

MetroGAS S.A.

We have audited the accompanying balance sheets of MetroGAS S.A. at December 31, 2008 and 2007, and the related statements of income, of changes in shareholders' equity and of cash flows for each of the two years in the period ended December 31, 2008. We have also audited the accompanying consolidated balance sheet of MetroGAS S.A. and its subsidiary at December 31, 2008 and 2007, and the related consolidated statements of income and of cash flows for the two years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MetroGAS S.A. at December 31, 2008 and 2007, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in Argentina.

Autonomous City of Buenos Aires, Argentina

March 6, 2009

PRICE WATERHOUSE & CO. S.R.L. By (Partner)

Carlos N. Martinez

METROGAS S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

Fiscal year No. 17 commenced January 1, 2008

Principal activity: Provision of natural gas distribution services

Registration with the Public Registry of Commerce:

By-laws: December 1, 1992

Last amendment: July 29, 2005

Duration of Company: Until December 1, 2091

Parent company: Gas Argentino S.A.

Legal address: Gregorio Aráoz de Lamadrid 1360 - Autonomous City of Buenos Aires

Principal activity: Investment

Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of December 31, 2008

Composition
Classes of shares	Subscribed, registered and paid-in
Outstanding:	Thousands of Ps.

Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917

Common Stock as of December 31, 2008	569,171

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

Changes in Common Stock
Subscribed, registered and paid-in
Thousands of Ps.
Common Stock as per charter of November 24, 1992 registered with the Public Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book 112, Volume A.	12
Common Stock increase approved by the Shareholders' Meeting held on December 28, 1992 and registered with the Public Registry of Commerce on April 19, 1993 under No. 3,030, Corporations Book 112, Volume A.	388,212
Common Stock increase approved by the Shareholders' Meeting held on June 29, 1994 and registered with the Public Registry of Commerce on September 20, 1994 under No. 9,566, Corporations Book 115, Volume A.	124,306
Capitalization of the Adjustment to Common Stock approved by the Shareholders' Meeting held on March 12, 1997 and registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.	56,641
Common Stock as of December 31, 2008	569,171

METROGAS S.A.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2008 AND 2007

December 31,	
	2008	2007
	Thousands of Ps.	
ASSETS		
CURRENT ASSETS		
Cash and deposits in banks (Note 3 a))	53,106	28,997
Investments (Note 3 b))	369	319
Trade receivables, net (Note 3 c))	174,162	148,924
Other receivables (Note 3 d))	14,410	18,169
Inventories, net (Note 3 e))	3,766	3,230
Total current assets	245,813	199,639
NON-CURRENT ASSETS		
Other receivables (Note 3 f))	191,558	154,069
Fixed assets, net (Exhibit A)	1,661,201	1,653,273
Total non-current assets	1,852,759	1,807,342
Total assets	2,098,572	2,006,981
LIABILITIES		
CURRENT LIABILITIES		
Debts		
Accounts payable (Note 3 g))	160,321	134,737
Financial debt (Note 3 h))	2,202	5,809
Payroll and social security payable	18,310	13,493
Taxes payable (Note 3 i))	38,957	35,288
Other liabilities	6,311	7,431
Total debts	226,101	196,758
Provision for contingencies (Exhibit E)	62,343	50,385
Total current liabilities	288,444	247,143
NON-CURRENT LIABILITIES		
Accounts payable (Note 5)	-	8,289
Financial debt (Note 3 j))	813,125	730,998
Taxes payable	20,012	30,255
Total non-current liabilities	833,137	769,542
Total liabilities	1,121,581	1,016,685
MINORITY INTEREST	1,048	804
SHAREHOLDERS' EQUITY	975,943	989,492
Total	2,098,572	2,006,981

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

METROGAS S.A.

CONSOLIDATED STATEMENTS OF INCOME

AS OF DECEMBER 31, 2008 AND 2007

METROGAS S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2008 AND 2007

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | Thousands of Ps. | |
| Cash flow from operating activities | | |
| Net (loss) income for the year | (13,549) | 15,787 |
| Financial debt interest expense accrued during the year | 59,184 | 58,168 |
| Income tax accrued during the year | 1,806 | (4,554) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Minority interest | 245 | 346 |
| Depreciation of fixed assets | 69,168 | 71,800 |
| Net book value of fixed assets retired | 1,271 | 983 |
| Allowance for doubtful accounts | 1,259 | 2,285 |
| Allowance for inventory obsolescence | 140 | 725 |
| Allowance for disposal of fixed assets | 5,767 | 11,280 |
| Contingency provision | 12,702 | 11,397 |
| Materials consumed | 2,728 | 1,732 |
| Holding results generated by liabilities | - | (1,193) |
| Exchange differences on financial operations | 67,145 | 31,696 |
| Discount of long term financial debt result | 16,247 | 15,866 |
| Discount of long term other receivables result | (3,558) | 12,166 |
| Changes in assets and liabilities | | |
| Trade receivables | (26,497) | (19,938) |
| Other receivables | (20,873) | (18,927) |
| Inventories | (3,369) | (2,756) |
| Accounts payable | 17,294 | (37,281) |
| Payroll and social security payable | 4,817 | 1,956 |
| Taxes payable | (8,073) | (24,895) |
| Other liabilities | (1,120) | 2,277 |
| Contingency provision | (744) | (3,690) |
| Minimum notional income tax paid for the year | (9,606) | (6,896) |
| Net cash provided by operating activities | 172,384 | 118,334 |
| Cash flow used in investing activities | | |
| Increase in fixed assets | (84,169) | (62,944) |
| Net cash used in investing activities | (84,169) | (62,944) |
| Cash flow used in financing activities | | |
| Loans | 416 | - |
| Payment of loans | (3,260) | (36,158) |
| Interest paid for the year | (61,212) | (62,549) |
| Net cash used in financing activities | (64,056) | (98,707) |
| Increase (decrease) in cash and cash equivalents | 24,159 | (43,317) |
| Cash and cash equivalents at the beginning of the year | 29,316 | 72,633 |
| Cash and cash equivalents at the end of the year | 53,475 | 29,316 |

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGÍA S.A. ("MetroENERGÍA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS S.A. ("MetroGAS" or the "Company") holds 95% of the Common Stock, the Company has consolidated its balance sheets line by line as of December 31, 2008 and 2007 as well as its statements of income and cash flows for the year ended on December 31, 2008 and 2007 with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The consolidated financial statements includes assets, liabilities and results of the following controlled company:
	Percentage participation on
Issuing company	Capital	Votes
MetroENERGÍA S.A.	95	95

NOTE 2 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its consolidated financial statements, which were applied consistently with those for the the previous year.

2.1. Preparation and presentation of consolidated financial statements

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions of the National Securities Commission ("CNV").

2.2. Accounting estimates

The preparation of consolidated financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the consolidated financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and the contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these consolidated financial statements.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

2.3. Recognition of the effects of inflation

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the consolidated financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which consolidated financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the consolidated financial statements as of December 31, 2008 and 2007.

The rate used for restatement of items was the internal wholesale price index ("IPM") published by the National Institute of Statistic and Census.

2.4. Comparative information

Balances as of December 31, 2007 and results for the year ended on December 31, 2007 disclosed in these consolidated financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the consolidated financial statements for the year ended on December 31, 2007 were reclassified for presentation on a comparative basis with those for the current year-end.

2.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Units in common investment funds were valued at their market value at the end of the year.

Saving accounts were valued at their nominal value plus interest accrued at the end of the year.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Additionally to his own behalf, MetroENERGÍA, trades, on behalf of producers and/or third buying parties, natural gas, receiving a fee included under the line headed Sales in the Statements of Income. Trade receivables and accounts payable generated in this way have been valuated following the general criterion above mentioned.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specific risks of the debt.

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued at year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to consolidated financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to consolidated financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 2.3..

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2008 and 2007 amounted to Ps. 3,399 thousand and to Ps. 2,276, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment accounting of the financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value in accordance with tax purposes.

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these consolidated financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation Allowance	Total
	Thousand of Ps.
Balances as of December 31, 2007	29,857	13,767	17,301	9,543	180	(29,857)	40,791
Movements of the year	(6,578)	1,942	4,403	(1,065)	(177)	6,578	5,103
Balances as of December 31, 2008	23,279	15,709	21,704	8,478	3	(23,279)	45,894

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)
Movements of the year	(233)	4,192	65	4,024
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 23,279 thousand at the end of the year and Ps. 29,857 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets generated by total tax loss carry forward at the end and at the beginning of the year.

Net deferred assets at the end of this year derived from the information included in the preceding tables amount to Ps. 15,794 thousand and Ps. 6,667 thousand at the beginning of the year.

Below is the reconciliation between income tax charge (credit) in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax charge (credit) in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liability been recognized in this item, its value would amount to Ps. 277 million at the end of the year and Ps. 291 million, at nominal values, at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and expires between the years 2012 and 2018.

k) Severance pay

Severance payments made to employees are expensed as incurred.

l) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

m) Contingency provisions

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these consolidated financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the consolidated financial statements.

n) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

o) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciations of fixed assets that are restated following the guidelines indicated in Note 2.3. to consolidated financial statements.

2.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share is calculated based on weighted average shares at December 31, 2008 and 2007, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

2.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are as follows:

NOTE 2 - ACCOUNTING STANDARDS (Contd.)

Sales operations from MetroGAS to MetroENERGÍA were valued according to tariffs applied by MetroGAS to its commercial operations with third parties under the legislation in force.

In turn, there is a Professional Service Agreement between MetroGAS and MetroENERGÍA for the provision of administrative, accounting, tax, financial, legal and all other services related to the normal development of MetroENERGÍA's operations. This agreement was valued under reasonable market conditions for this type of services.

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying consolidated financial statements are as follows:

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | Thousands of Ps. | |
| Assets | | |
| Current assets | | |
| a) Cash and deposits in banks | | |
| Cash | 266 | 517 |
| Banks | 51,351 | 24,622 |
| Collections to be deposited | 1,489 | 3,858 |
| | 53,106 | 28,997 |
| b) Investments (Exhibit D) | | |
| Saving account deposits | 34 | 7 |
| Common investment funds | 319 | 283 |
| Government securities | 16 | 29 |
| | 369 | 319 |
| c) Trade receivables, net | | |
| Trade accounts receivable | 134,871 | 136,375 |
| Unbilled revenues | 31,070 | 15,666 |
| Receivables from sales on behalf third parties | 27,072 | 16,631 |
| Tax on banking transactions to be recovered | 4,528 | 7,396 |
| Allowance for tax on banking transactions to be recovered (Exhibit E) | - | (1,435) |
| Variation of turnover tax for Province of Buenos Aires | - | 1,481 |
| Allowance for variation of turnover tax for Province of Buenos Aires (Exhibit E) | - | (1,481) |
| Related companies (Note 5) | 1,166 | 1,144 |
| PURE | (10,640) | (6,494) |
| Allowance for doubtful accounts (Exhibit E) | (13,905) | (20,359) |
| | 174,162 | 148,924 |
| d) Other receivables | | |
| Legal guarantee deposits | 76 | 8,835 |
| Other advances | 7,505 | 4,739 |
| Insurance and other prepaid expenses | 1,932 | 1,101 |
| Other receivables | 590 | 758 |
| Receivables from taxes | 4,304 | 2,736 |
| Related companies (Note 5) | 3 | - |
| | 14,410 | 18,169 |
| e) Inventories, net | | |
| Warehouse materials | 5,476 | 4,850 |
| Allowance for inventory obsolescence (Exhibit E) | (1,710) | (1,620) |
| | 3,766 | 3,230 |
| Non-current assets | | |
| f) Other receivables | | |
| Deferred tax assets | | |
| Deferred income tax assets (Note 2.5 i)) | 15,794 | 6,667 |
| Receivables for minimum notional income tax (Note 2.5.j)) | 75,594 | 65,122 |
| | 91,388 | 71,789 |
| Study, revision and inspection of works in public space levy to be recovered GCABA | 42,432 | 36,595 |
| Occupancy of public space levy to be recovered | 65,844 | 57,112 |
| Sundry | 1,051 | 1,012 |
| Others (Fair Value Discount) | (9,157) | (12,439) |
| | 191,558 | 154,069 |

NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE CONSOLIDATED FINANCIAL STATEMENTS (Contd.)

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)

Investments "BODEN" bearing interest at an annual rate of 4.0% as of December 31, 2008 and 2007, and common investment funds at an average annual yield of 11.5% and 9.3% as of December 31, 2008 and 2007, respectively.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debts (Note 9 to the primary financial statements) and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans (Note 15.3 to the primary financial statements).

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2008, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

These consolidated financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2008 and 2007 from transactions with related companies are as follows:

EXHIBIT A

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

FIXED ASSETS

| MAIN ACCOUNT | ORIGINAL VALUE | | | | | DEPRECIATION | | | | | NET BOOK VALUE 12-31-08 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AT BEGINNING OF YEAR | INCREASE | TRANSFERS | RETIREMENTS | AT END OF YEAR | ACCUMULATED AT BEGINNING OF YEAR | RETIREMENT | FOR THE PERIOD ANNUAL RATE (1) | FOR THE PERIOD AMOUNT (2) | ACCUMULATED AT OF YEAR | |
| | Thousands of Ps. | | | | | | | | | | |
| Land | 17,501 | - | - | - | 17,501 | - | - | - | - | - | 17,501 |
| Building and civil constructions | 75,564 | - | 38 | - | 75,602 | 21,484 | - | 2.0% | 1,403 | 22,887 | 52,715 |
| High pressure mains | 269,887 | - | 3,477 | (334) | 273,030 | 155,914 | (181) | 2.22% to 10% | 10,032 | 165,765 | 107,265 |
| Medium and low pressure mains | 1,562,839 | - | 51,434 | (11,495) | 1,602,778 | 444,312 | (4,466) | 1.19% to 10% | 36,568 | 476,414 | 1,126,364 |
| Pressure regulating stations | 58,682 | - | 1,518 | (519) | 59,681 | 32,260 | (334) | 4% to 12.5% | 1,897 | 33,823 | 25,858 |
| Consumption measurement installations | 330,559 | - | 5,838 | (347) | 336,050 | 114,860 | (138) | 2.85% to 5% | 12,168 | 126,890 | 209,160 |
| Other technical installations | 46,930 | - | 8 | - | 46,938 | 35,735 | - | 6.67% | 2,881 | 38,616 | 8,322 |
| Machinery, equipment and tools | 26,631 | - | 488 | (75) | 27,044 | 24,913 | - | 6.67% to 20% | 369 | 25,282 | 1,762 |
| Computer and telecommunications equipment | 153,389 | - | 5,153 | (1,230) | 157,312 | 146,662 | (1,211) | 5% to 50% | 2,455 | 147,906 | 9,406 |
| Vehicles | 9,695 | - | 922 | (1,421) | 9,196 | 9,033 | (1,375) | 10% to 20% | 334 | 7,992 | 1,204 |
| Furniture and fixtures | 5,456 | - | - | - | 5,456 | 5,422 | - | 10% to 20% | 11 | 5,433 | 23 |
| Materials | 7,132 | 17,955 | (15,542) | (215) | 9,330 | - | - | - | - | - | 9,330 |
| Gas in pipelines | 214 | - | - | - | 214 | - | - | - | - | - | 214 |
| Work in progress | 46,681 | 59,300 | (48,397) | - | 57,584 | - | - | - | - | - | 57,584 |
| Advances to fixed assets suppliers | 112 | 6,914 | (5,994) | - | 1,032 | - | - | - | - | - | 1,032 |
| Subtotal | 2,611,272 | 84,169 | (1,057) | (15,636) | 2,678,748 | 990,595 | (7,705) | - | 68,118 | 1,051,008 | 1,627,740 |
| Distribution network extensions constructed by third parties | 57,555 | - | 2,205 | (18) | 59,742 | 10,748 | (5) | 1.82% to 2.38% | 1,164 | 11,907 | 47,835 |
| Offsetting item for distribution network extensions | (4,175) | - | (1,148) | - | (5,323) | (294) | - | 2% to 2.38% | (114) | (408) | (4,915) |
| Allowance for obsolescence of materials (Exhibit E) | (582) | (35) | - | 8 | (609) | - | - | - | - | - | (609) |
| Allowance for disposal of fixed assets (Exhibit E) | (9,748) | (5,767) | - | 6,665 | (8,850) | - | - | - | - | - | (8,850) |
| Total as of December 31, 2008 | 2,654,322 | 78,367 | - | (8,981) | 2,723,708 | 1,001,049 | (7,710) | - | 69,168 | 1,062,507 | 1,661,201 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total as of December 31, 2007 | 2,609,071 | 51,656 | - | (6,405) | 2,654,322 | 934,671 | (5,422) | - | 71,800 | 1,001,049 | 1,653,273 |

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

EXHIBIT D

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

CURRENT INVESTMENTS

EXHIBIT E

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

ALLOWANCES

| MAIN ACCOUNT | 12-31-08 | | | | 12-31-07 |
|---|---|---|---|---|---|
| | BALANCE AT BEGINNING OF YEAR | INCREASE | DECREASE | BALANCE AT END OF YEAR | BALANCE AT END OF YEAR |
| | Thousands of Ps. | | | | |
| Deducted from assets | | | | | |
| For doubtful accounts | 20,359 | 1,259 (1) | (7,713) | 13,905 | 20,359 |
| For tax on banking transaction to be recovered | 1,435 | - | (1,435) | - | 1,435 |
| For variation of Turnover tax for Province of Buenos Aires | 1,481 | - | (1,481) | - | 1,481 |
| For obsolescence of materials | | | | | |
| Inventories | 1,620 | 105 (2) | (15) | 1,710 | 1,620 |
| Fixed assets | 582 | 35 (2) | (8) | 609 | 582 |
| For disposal of fixed assets | 9,748 | 5,767 (3) | (6,665) | 8,850 | 9,748 |
| Valuation allowance on deferred income tax assets | 29,857 | (6,578) (4) | - | 23,279 | 29,857 |
| Total | 65,082 | 588 | (17,317) | 48,353 | 65,082 |
| Included in liabilities | | | | | |
| For contingencies | | | | | |
| Executive proceedings | 7,951 | 2,676 | (744) | 9,883 | 7,951 |
| Turnover tax GCABA | - | 5,740 | - | 5,740 | - |
| Rates and charges | 19,116 | 1,076 | - | 20,192 | 19,116 |
| Income tax - Doubtful accounts deduction | 5,882 | 342 | - | 6,224 | 5,882 |
| Others | 17,436 | 2,868 | - | 20,304 | 17,436 |
| Total contingencies | 50,385 | 12,702 (5) | (744) | 62,343 | 50,385 |

Notes:

(1) The charge in results is disclosed in Exhibit H.
(2) Charged in results in the line Sundry materials of Exhibit H.
(3) Charged in results in the line Operating expenses - Others of Exhibit H
(4) Charged in results in the line Income tax (Note 2.5.j)).
(5) Charged in results in the line Contingencies reserve of Exhibit H.

EXHIBIT F

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

OPERATING COST

EXHIBIT G

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

| MAIN ACCOUNT | 12-31-08 FOREIGN CURRENCY AND AMOUNT | | 12-31-08 EXCHANGE RATE | 12-31-08 BOOK VALUE | 12-31-07 FOREIGN CURRENCY AND AMOUNT | | 12-31-07 BOOK VALUE |
|---|---|---|---|---|---|---|---|
| | Thousands | | | Thousands of Ps. | Thousands | | Thousands of Ps. |
| ASSETS | | | | | | | |
| CURRENT ASSETS | | | | | | | |
| Cash and banks | | | | | | | |
| Cash | US$ | 31 | 3.4130 | 107 | US$ | 5 | 14 |
| | LBE | 4 | 4.9731 | 21 | LBE | 5 | 28 |
| | Euros | 3 | 4.7349 | 15 | Euros | 2 | 10 |
| | Real | 4 | 1.4600 | 6 | Real | 4 | 7 |
| | Canadian dollars | 1 | 2.7902 | 4 | Canadian dollars | 1 | 4 |
| | Russian rublo | 9 | 0.1164 | 1 | Russian rublo | 8 | 1 |
| Banks | US$ | 6,875 | 3.4130 | 23,463 | US$ | 182 | 565 |
| Investments | US$ | 10 | 3.4130 | 34 | US$ | 2 | 7 |
| Trade receivables | US$ | 7,948 | 3.4130 | 27,127 | US$ | 7,813 | 24,291 |
| Other receivables | U$S | 344 | 3.4130 | 1,173 | U$S | 287 | 893 |
| Total Current Assets | | | | 51,951 | | | 25,820 |
| TOTAL ASSETS | | | | 51,951 | | | 25,820 |
| LIABILITIES | | | | | | | |
| CURRENT LIABILITIES | | | | | | | |
| Accounts payable | US$ | 5,747 | 3.4530 | 19,846 | U$S | 5,878 | 18,510 |
| | Euros | 3 | 4.7907 | 14 | Euros | 3 | 14 |
| | LBE | 7 | 5.0383 | 36 | LBE | - | - |
| Negotiable obligations (face value) | US$ | - | 3.4530 | - | US$ | 80 | 252 |
| | Euros | 303 | 4.7907 | 1,452 | Euros | 833 | 3,858 |
| Interest and other expenses payable to foreign financial institutions | US$ | 23 | 3.4530 | 80 | US$ | 64 | 203 |
| | Euros | 140 | 4.7907 | 670 | Euros | 323 | 1,496 |
| Other liabilities | U$S | - | 3.4530 | - | U$S | 134 | 423 |
| Total Current Liabilities | | | | 22,098 | | | 24,756 |
| NON-CURRENT LIABILITIES | | | | | | | |
| Financial debts | | | | | | | |
| Negotiable obligations (face value) | US$ | 217,100 | 3.4530 | 749,648 | US$ | 217,100 | 683,649 |
| | Euros | 26,070 | 4.7907 | 124,895 | Euros | 26,070 | 120,745 |
| Total Non-Current Liabilities | | | | 874,543 | | | 804,394 |
| TOTAL LIABILITIES | | | | 896,641 | | | 829,150 |

US$: United States Dollars

LBE: Pounds Sterling

EXHIBIT H

METROGAS S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

EXPENSES INCURRED

| MAIN ACCOUNT | 12-31-08 | | | | | | 12-31-07 |
|---|---|---|---|---|---|---|---|
| | FIXED ASSETS EXPENSES | OPERATING EXPENSES | | ADMINISTRATIVE EXPENSES | SELLING EXPENSES | TOTAL | TOTAL |
| | | GAS SALES | PROCESSED NATURAL GAS | | | | |
| | Thousands of Ps. | | | | | | |
| Payroll and other employees benefits | 2,441 | 30,862 | - | 31,620 | 26,935 | 91,858 | 72,872 |
| Social security contributions | 958 | 8,713 | - | 6,819 | 7,716 | 24,206 | 18,682 |
| Directors´and members of Surveillance committee fee | - | - | - | 858 | - | 858 | 687 |
| Fees for professional services | - | 342 | - | 3,718 | 245 | 4,305 | 9,033 |
| Technical operator's fees | - | 9,029 | - | - | - | 9,029 | 10,201 |
| Sundry materials | - | 3,820 | - | - | - | 3,820 | 3,600 |
| Fees for sundry services | - | 10,033 | - | 2,416 | 9,377 | 21,826 | 13,641 |
| Postage, telephone and fax | - | 386 | - | 1,043 | 4,798 | 6,227 | 5,406 |
| Leases | - | 77 | - | 1,391 | 1,233 | 2,701 | 2,210 |
| Transportation and freight charges | - | - | - | 632 | - | 632 | 473 |
| Office materials | - | 422 | - | 1,185 | 117 | 1,724 | 1,469 |
| Travelling expenses | - | 284 | - | 443 | 105 | 832 | 669 |
| Insurance premium | - | - | - | 2,282 | - | 2,282 | 2,242 |
| Fixed assets maintenance | - | 19,522 | - | 6,649 | 114 | 26,285 | 21,624 |
| Fixed assets depreciation | - | 65,435 | - | 3,733 | - | 69,168 | 71,800 |
| Taxes, rates and contributions | - | 1,899 | 42 | 7,075 | 29,768 | 38,784 | 40,341 |
| Publicity | - | - | - | - | 1,020 | 1,020 | 1,422 |
| Doubtful accounts | - | - | - | - | 1,259 | 1,259 | 2,285 |
| Bank expenses and commissions | - | - | - | 108 | 5,405 | 5,513 | 5,664 |
| Contingencies reserve | - | - | - | 12,702 | - | 12,702 | 12,935 |
| Others | - | (4,314) | - | 363 | 244 | (3,707) | 23,082 |
| Total as of December 31, 2008 | 3,399 | 146,510 | 42 | 83,037 | 88,336 | 321,324 | 320,338 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total as of December 31, 2007 | 2,276 | 156,570 | 145 | 81,918 | 79,429 | 320,338 |

METROGAS S.A.

BALANCE SHEETS AS OF DECEMBER 31, 2008 AND 2007

| | December 31, 2008 | December 31, 2007 |
|---|---|---|
| | Thousands of Ps. | |
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash and deposits in banks (Note 4 a)) | 48,294 | 26,110 |
| Investments (Note 4 b)) | 50 | 36 |
| Trade receivables, net (Note 4 c)) | 130,326 | 101,254 |
| Other receivables (Note 4 d)) | 10,710 | 17,175 |
| Inventories, net (Note 4 e)) | 3,766 | 3,230 |
| Total current assets | 193,146 | 147,805 |
| NON-CURRENT ASSETS | | |
| Other receivables (Note 4 f)) | 190,681 | 152,959 |
| Investments (Exhibit C) | 15,090 | 15,270 |
| Fixed assets, net (Exhibit A) | 1,661,201 | 1,653,273 |
| Total non-current assets | 1,866,972 | 1,821,502 |
| Total assets | 2,060,118 | 1,969,307 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Debts | | |
| Accounts payable (Note 4 g)) | 129,465 | 104,184 |
| Financial debt (Note 4 h)) | 2,202 | 5,809 |
| Payroll and social security payable | 18,199 | 13,429 |
| Taxes payable (Note 4 i)) | 32,518 | 31,030 |
| Other liabilities | 6,311 | 5,436 |
| Total debts | 188,695 | 159,888 |
| Provision for contingencies (Exhibit E) | 62,343 | 50,385 |
| Total current liabilities | 251,038 | 210,273 |
| NON-CURRENT LIABILITIES | | |
| Accounts payable (Note 6) | - | 8,289 |
| Financial debt (Note 4 j)) | 813,125 | 730,998 |
| Taxes payable | 20,012 | 30,255 |
| Total non-current liabilities | 833,137 | 769,542 |
| Total liabilities | 1,084,175 | 979,815 |
| **SHAREHOLDERS' EQUITY** (as per related statements) | 975,943 | 989,492 |
| **Total** | 2,060,118 | 1,969,307 |

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF INCOME

AS OF DECEMBER 31, 2008 AND 2007

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | Thousands of Ps., except for per share information | |
| Sales (Note 4 k)) | 779,007 | 788,559 |
| Operating cost (Exhibit F) | (528,432) | (541,295) |
| Gross profit | 250,575 | 247,264 |
| Administrative expenses (Exhibit H) | (82,900) | (81,699) |
| Selling expenses (Exhibit H) | (83,480) | (71,890) |
| Operating income | 84,195 | 93,675 |
| Equity in income of controlled company | 15,582 | 15,417 |
| Financing and holding results generated by assets | | |
| Holding results | 708 | 429 |
| Discount of long term other receivables result | 3,558 | (12,166) |
| Interest on commercial operations | 6,880 | 6,003 |
| Interest on financial operations | 6,255 | 2,652 |
| Exchange gain (loss) | 436 | (184) |
| Financing and holding results generated by liabilities | | |
| Holding results | - | 1,193 |
| Interest on commercial operations | (452) | (49) |
| Interest on financial operations | (59,183) | (58,168) |
| Discount of long term financial debt result | (16,247) | (15,866) |
| Exchange loss on comercial operations | (161) | (116) |
| Exchange loss on financial operations | (67,145) | (31,696) |
| Others | (2,918) | (3,914) |
| Other income, net | 5,644 | 5,531 |
| (Loss) income before income tax | (22,848) | 2,741 |
| Income tax (Note 3.5.j)) | 9,299 | 13,046 |
| **Net (loss) income for the year** | **(13,549)** | **15,787** |
| Basic (loss) income per share (Note 3.6.) | **(0.02)** | **0.03** |
| Diluted (loss) income per share (Note 3.6.) | **(0.02)** | **0.03** |

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

METROGAS S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

AS OF DECEMBER 31, 2008 AND 2007

METROGAS S.A.

STATEMENTS OF CASH FLOWS

AS OF DECEMBER 31, 2008 AND 2007

| | December 31, | |
|---|---|---|
| | 2008 | 2007 |
| | Thousands of Ps. | |
| Cash flow from operating activities | | |
| Net (loss) income for the year | (13,549) | 15,787 |
| Financial debt interest expense accrued during the year | 59,183 | 58,168 |
| Income tax accrued during the year | (9,299) | (13,046) |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Equity in income of controlled company | (15,582) | (15,417) |
| Depreciation of fixed assets | 69,168 | 71,800 |
| Net book value of fixed assets retired | 1,271 | 983 |
| Allowance for doubtful accounts | 1,259 | 1,285 |
| Allowance for inventory obsolescence | 140 | 725 |
| Allowance for disposal of fixed assets | 5,767 | 11,280 |
| Contingency provision | 12,702 | 11,397 |
| Materials consumed | 2,728 | 1,732 |
| Holding results generated by liabilities | - | (1,193) |
| Exchange differences on financial operations | 67,145 | 31,696 |
| Discount of long term financial debt result | 16,247 | 15,866 |
| Discount of long term other receivables result | (3,558) | 12,166 |
| | | |
| Changes in assets and liabilities | | |
| Trade receivables | (30,331) | (30,865) |
| Other receivables | (18,400) | (19,644) |
| Inventories | (3,369) | (2,756) |
| Accounts payable | 16,992 | 432 |
| Payroll and social security payable | 4,770 | 1,943 |
| Taxes payable | (2,031) | (19,930) |
| Other liabilities | 875 | 2,279 |
| Contingency provision | (744) | (3,690) |
| Minimum notional income tax paid for the year | (6,724) | (6,896) |
| Net cash provided by operating activities | 154,660 | 124,102 |
| | | |
| Cash flow used in investing activities | | |
| Increase in fixed assets | (84,169) | (62,944) |
| Dividends collected from MetroENERGÍA | 15,763 | 8,847 |
| Net cash used in investing activities | (68,406) | (54,097) |
| | | |
| Cash used in financing activities | | |
| Loans | 416 | - |
| Payment of loans | (3,260) | (36,158) |
| Interest paid for the year | (61,212) | (62,549) |
| Net cash used in financing activities | (64,056) | (98,707) |
| | | |
| Increase (decrease) in cash and cash equivalents | 22,198 | (28,702) |
| Cash and cash equivalents at the beginning of the year | 26,146 | 54,848 |
| Cash and cash equivalents at the end of the year | 48,344 | 26,146 |

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

MetroGAS' controlling shareholder is Gas Argentino S.A. ("Gas Argentino") who holds 70% of the Common Stock of the Company. The 20%, which was originally owned by the National Government, was offered in public offering as described in Note 10 and the remaining 10% is under the Employee Stock Ownership Plan ("Programa de Propiedad Participada" or "PPP") (Note 13).

As further described in Note 2, Note 8 and Note 14, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.

NOTE 2 - EMERGENCY LAW - IMPACTS ON THE COMPANY'S BUSINESS

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far.

The most important mentioned measures were: (i) the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, (ii) the pesification of certain assets and liabilities in foreign currency deposited in the country, and (iii) the pesification of public services prices and tariffs.

As part of the mentioned measures, on January 9, 2002, was enacted Law No. 25,561 Public Emergency Law ("Emergency Law"), rule that was complemented with other Laws, decrees and regulations issued by different Government organism. This group of rules have implied for MetroGAS a substantial change in terms of the License and its relation with the National Government, modifying the program of tariff reward accorded in the Law No. 24,076 (or "Gas Act") and its complementary regulations.

The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy, (b) the quality of services and the contractually required investment programs, (c) the interest of users as well as service access conditions, (d) the safety of the systems involved, and (e) the company profitability. The evolution of tariff renegotiation with the Government is described in Note 8.

NOTE 3 - ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the same year of the previous year.

3.1. Preparation and presentation of financial statements

The financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved by the CPCECABA and in accordance with the resolutions issued by the CNV.

3.2. Accounting estimates

The preparation of financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the year. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and contingency provision. Actual future results might differ from estimates and evaluations made at the date of preparation of these financial statements.

3.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of financial statements has been discontinued.

This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003. The effect of the mentioned professional accounting standards deviation is not significant over the financial statements as of December 31, 2008 and 2007.

The rate used for restatement of items was the IPM published by the National Institute of Statistic and Census.

3.4. Comparative information

Balances as of December 31, 2007 and results for the year ended December 31, 2007 disclosed in these financial statements for comparative purposes, arises from the financial statements as of such dates.

Certain amounts in the financial statements for the year ended on December 31, 2007 were reclassified for presentation on a comparative basis with those for the current year-end.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.5. Valuation criteria

a) Cash and deposits in banks

Have been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at year-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the year.

Saving accounts deposits were valued at their nominal value plus interest accrued at the end of the year.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through year-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at year-end.

The line headed PURE corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption. The balance for this item included in trade receivables corresponds to bonuses for consumption net of additional charges for excess consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund within accounts payable corresponds to the collected amounts, pending of deposit.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts resulting from the financial debt restructuring process, corresponding to Negotiable Obligations Series 1 and 2 were valued based on the amounts payables discounted using the market interest rate that reflects at the initial moment of the transaction the evaluation over the time value of the money and the specifics risks of the debt.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Financial debts not included in the financial debt restructuring process, corresponding to Negotiable Obligations Series A and B were valued at nominal value plus financial results accrued at the end of the year. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through year-end, except for the amounts to be recovered through tariffs included in long term Other receivables which were valued on the basis of the best possible estimation of the sums to be received discounted using the rate that reflects the time value of the money and the specific risks of the receivables; and for the deferred income tax which was valued at their nominal value.

Values thus obtained incorporating financial results accrued through year-end do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued on the basis of the best estimation possible of the sum to receive and to pay, respectively, discounted using a rate that reflects the value time of the money and the specific risks of the transaction considered at the moment of its incorporation to the assets and liabilities, respectively.

The value registered in Other receivables does not exceed its respective recoverable value.

g) Inventories

Warehouse materials were valued at their year-end replacement cost. The value thus obtained, net of the allowance for obsolescence, is less than the respective recoverable value estimated at the end of each year.

h) Non-current investments

The permanent investment in the controlled company MetroENERGÍA has been valuated according to the equity method based on the financial statements as of December 31, 2008 and 2007 issued by the company.

The accounting standards used by MetroENERGÍA for preparing its financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation following the guidelines indicated in Note 3.3..

The Company capitalizes the portion of operating costs attributable to planning, execution and control of investments in fixed assets. The amounts capitalized during the year ended December 31, 2008 and 2007 amounted to Ps. 3,399 thousand and Ps. 2,276, respectively.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Net value of fixed assets does not exceed its economic utilization value at the end of the year.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax asset is mainly generated by: i) tax loss carry forward, ii) the temporary differences of the allowance for doubtful accounts, iii) the accounting contingency provision and iv) the other non-current receivables discount.

Deferred tax liability is mainly generated by: i) temporary differences between the accounting valuation and the tax value of fixed assets, mainly due to different depreciation criteria and the treatment of financial results (interest and exchange differences) capitalized under those items and ii) discount of financial debt, valued at their nominal value accordingly tax purposes.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

To determine deferred assets and liabilities, the tax rate in force at the date of issuance of these financial statements has been applied to the temporary differences identified and tax loss carry forwards.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
	Estimated loss carry forward	Trade receivables	Other liabilities	Other receivables	Other	Valuation allowance	Total
	Thousand of Ps.
Balances as of December 31, 2007	29,857	13,431	17,301	9,543	(1)	(29,857)	40,274
Movements of the year	(6,578)	1,935	4,403	(1,065)	2	6,578	5,275
Balances as of December 31, 2008	23,279	15,366	21,704	8,478	1	(23,279)	45,549

Deferred liabilities
	Fixed assets	Financial debt	Other	Total
	Thousands of Ps.
Balances as of December 31, 2007	(8,711)	(25,689)	276	(34,124)
Movements of the year	(233)	4,192	65	4,024
Balances as of December 31, 2008	(8,944)	(21,497)	341	(30,100)

Deferred income tax assets generated by the tax loss carry forward recorded by the Company amount to Ps. 23,279 thousand at the end of the year and Ps. 29,857 thousand at the beginning of the year. That tax loss carry forward can be offset against profits for future years, expiring in 2009.

The realization of deferred tax assets depends on the future generation of taxable profits in those years in which temporary differences become deductible. To determine the realization of assets, the Company considers the projection of future taxable profits based on its best estimation.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets generated by total tax loss carry forward at the end and at the beginning of the year.

Net deferred assets at the end of the year derived from the information included in the preceding tables amount to Ps. 15,449 thousand and Ps. 6,150 thousand at the beginning of the year.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

Below is the reconciliation between income tax credit in results and the amount resulting from the application of the corresponding tax rate to the accounting profit before income tax:

Below is the reconciliation between income tax credit in results and the income tax determined for fiscal purpose:

The Company, in accordance with the new accounting standards, has decided not to recognize the deferred tax liability caused by inflation adjustment on fixed assets to the effects of the calculation of the deferred tax. Had the deferred tax liabilities been recognized in this item, this value would amount to Ps. 277 million at end of the year and Ps. 291 million, at nominal values, at the beginning of the year. The difference of Ps. 14 million would have impacted in the result of the year.

k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

The Company has recognized minimum notional income tax accrued during the year and paid in previous years as a credit, since it estimates that it could be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables and expires between the years 2012 and 2018.

l) Severance pay

Severance payments made to employees are expensed as incurred.

m) Balances with related parties

Balances with related parties mainly generated by commercial operations and sundry services were valued based on conditions agreed between the parties.

n) Contingency provision

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account.

Insurance coverage taken out by the Company has also been considered. At the date of issuance of these financial statements, management considers that there are no elements to determine other contingencies that could have a negative impact on the financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3..

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Adjustment to Common Stock" account making up the shareholders' equity.

p) Revenue recognition

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each year.

Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value, except depreciation of fixed assets that are restated following the guidelines indicated in Note 3.3..

NOTE 3 - ACCOUNTING STANDARDS (Contd.)

3.6. Basic and diluted (loss) income per share

Basic and diluted (loss) income per share is calculated based on weighted average shares at December 31, 2008 and 2007, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company mainly operates in providing gas distribution services and, through MetroENERGÍA, in buying and selling natural gas and/or its transportation on its own, on behalf of or associated to third parties.

Details regarding certain information classified by segment of business, in accordance with the guidelines of Technical Resolution No. 18 of the FACPCE are disclosured in Note 2.7 to the consolidated financial statement.

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying financial statements are as follows:

NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE FINANCIAL STATEMENTS (Contd.)

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:

NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

(Contd.)

Investments "BODEN" bearing interest at an annual rate of 4.0% as of December 31, 2008 and 2007.

Pursuant legislation in force, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection.

Payables do not accrue interest, except for the Financial debt (Note 9) and Taxes payable in relation to the Occupancy of public space levy and Study, revision and inspection of works in public spaces levy payment facilitation plans (Note 15.3).

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS.

MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of December 31, 2008, the shareholders of Gas Argentino are BG Inversiones Argentinas S.A. ("BG") (54.67%) and YPF Inversora Energética S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGÍA and is therefore the controlling shareholder. The remaining shareholders are BG Argentina S.A. and YPF Inversora Energética S.A., holding 2.73% and 2.27% of MetroENERGÍA Common Stock respectively. MetroGAS renders certain services to MetroENERGÍA.

These financial statements include the following transactions with related companies:

  Gas supply, sales and services contracts with companies directly and indirectly related to YPF.

  Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.

  Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A..

  Rendering of services and gas and transportation sales to MetroENERGÍA.

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:

NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of December 31, 2008 and 2007 from transactions with related companies are as follows:

NOTE 7 - RESTRICTED ASSETS

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a year of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).

NOTE 8 - REGULATORY FRAMEWORK

The natural gas distribution system is regulated by the Gas Act, which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

  Serious and repeated failure by the Company to meet its obligations.

  Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.

  Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.

  Bankruptcy, dissolution or liquidation of the Company.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

  Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

  Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.

8.2. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to June 30, 2004.

On August 4, 2000, Executive Order No. 669 was issued by the Government, confirming the terms of this agreement.

With reference to proceedings brought by the Ombudsman, on August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution.

Additionally, ENARGAS and the Government also appealed the court order. On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter. The resolution of the main issue of the debate is still pending. Notice has been served upon the various licensees to participate in that matter.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

As a result of the measures adopted, mentioned in Note 2, the National Government issued the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiations of utility contracts, passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the National Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the above mentioned scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, claiming the PPI adjustment for the years 2000 and 2001, which resolution as of the date of issuance of these financial statements is pending.

8.3. Tariff renegotiation

On February 12, 2002, the Government issued Executive Order No. 293, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services ("CRC").

On July 3, 2003, by means of Executive Order No. 311/03, the "Unit for the Renegotiation and Analysis of Utility Contracts" ("UNIREN") was created, aiming at giving advice during the renegotiation process of public works and services contracts and developing a regulatory framework common to all public services. The UNIREN continues the renegotiation process developed by the previous CRC.

During 2002 and 2003, although MetroGAS strictly complied with the submittance of all information required, although the very reports made by the CRC and the UNIREN stated that the gas sector posed no difficulties as to the execution of license contracts and the compliance of conditions and obligations committed, and although licensees, among them MetroGAS, complied with the necessary conditions to continue with the process of renegotiation, it was not possible to go beyond Phase II (submittance of information) of such process.

A temporary tariff increase established by the PEN through Executive Orders No. 2,437/02 and No. 146/03 was not even implemented due to different legal proceedings.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Although there was an exchange of proposals between the parties and the National Government the process is still delayed and from 2004 to 2007 it was not possible to achieve an agreement.

The Emergency Law, which was originally to be due in December 2003, was extended consecutively by the approval of different laws, up to December 31, 2008. As a consequence, the renegotiation terms for licenses and concessions of utility services were also extended.

In order to achieve an agreement, several draft proposals were exchanged with the UNIREN during 2008, but unfortunately, as of the date of issuance of this financial statements, there was no consensus to achieve an agreement that may satisfy both the interests of the National Government and the ones of the Company and its shareholders.

However, in the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1o., 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services. The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well-head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No. 1,070/08 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well-head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

The Temporary Agreement stipulates that residential customers with consumption up to 800 CM/year will have no increase in tariffs (62% of the customers and 25% of volumes of MetroGAS' residential customers). Tariff increases will be applied to charges per unit of consumption and reserve capacity charge but will not be applied neither to fixed charges nor minimum charges. The increase will be higher for higher level of consumption, and daily differences accumulated for gas purchases of previous periods will be eliminated. Likewise, the rates and charges that the Company is authorized to charge are adjusted by 25% .

As of the date of issuance of these financial statements, despite of MetroGAS complied with the approval of the Temporary Agreement by the Board of Directors and the Shareholders' Meeting, the Executive National Power has not yet issued the corresponding Decree, consequently, the ENARGAS is disabled to issue the tariff charts containing the increases in transportation and distribution services. As a consequence, the Company has not registered the effects of the mentioned Temporary Agreement and is looking forward to the issuance of the respective ENARGAS Resolution.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4. Changes in Regulation

8.4.1 Unbundling of natural gas

In mid-February 2004 the Executive Power issued two Executive Orders which provisions have influence on the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works and created an Electronic Gas Market ("EGM") to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the above mentioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Program for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts, iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Program for the Rational Use of Energy ("PURE"), suspended from September to April of each year, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to non interruptible customers and vii) approval of the Implementation Agreement of the Electronic Gas Market between the Buenos Aires Stock Exchange and the Energy Secretariat throw which EGM started functioning.

Dated on December 22, 2005, the Energy Secretariat ("ES") passed Resolution No. 2,020/05. Such resolution established a schedule to start purchasing natural gas in a direct way for General Service "P" customers and CNG stations. This process was called "gas unbundling".

The schedule stipulated that: a) users with consumptions (during the period April 2003- March 2004) equal or over 30,000m3/month and up to 150,000m3/month had to purchase gas in a direct way as from January 1, 2006, b) users with consumptions (during the same period) equal or over 15,000m3/month and under 30,000m3/month had to purchase gas in a direct way as from March 1, 2006, c) users with consumptions (during the same period) over 9,000m3/month and under 15,000m3/month do not have a specified date yet for the purchase of gas in a direct way and d) as regards CNG stations, they had to purchase gas in a direct way as from March 1, 2006 (extended until April 1, 2006 through Resolution No. 275/06).

Moreover, such Resolution excluded non-profit civil associations, labor unions, trade associations or mutual benefit associations, health institutions and private or public educational institutions from the spectrum of customers that as from the stated dates have to acquire natural gas directly from producers and/or marketers.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

Additionally, Resolution No. 2,020/05 established a set of restrictions for representing CNG stations in the purchase of natural gas, in order to limit possible vertical associations among people from the gas industry and stipulated a Mechanism for Assigning Natural Gas to CNG stations, through which, CNG stations get natural gas by means of an offer and demand system within the EGM.

In this context, the process of conforming MetroENERGÍA as a natural gas trading company was finished during 2005, in order to keep the biggest number of customers as possible and count on a proper tool in accordance with the new scenario where the Company has to perform.

Dated February 28, 2006, the Energy Secretariat issued Resolution No. 275/06, which modifies Resolution No. 2,020/05. These modifications are related to: (i) the extension, up to April 1, 2006, for CNG stations to purchase gas in a direct way, (ii) the limitation, up to April 30, 2007, of the effective date of CNG bargain and sale contracts to be signed as from April 1, 2006, (iii) the obligation, of the gas distributing service companies to represent CNG stations regarding their natural gas purchases, just for the first time that realize the procedure established for CNG purchase in the EGM. This obligation applicable to gas distribution companies was extended to any purchase made under such procedure.

On March 14, 2006 the National Government signed an agreement with natural gas producers and CNG stations to freeze prices for CNG was in force until December 31, 2007.

The procedures established for CNG to acquire natural gas directly from gas producers, with the volumes of gas established by the EGM, are carried out periodically. The most recent was celebrated in May 2008.

On September 22, 2006 Energy Secretariat issued Resolution No. 1,329/06, by which the following aspects of the industry were regulated: (i) specifies the different concepts that conform natural gas global volumes that producers commit to inject into the transportation system, (ii) sets a priority regime regarding nominations and natural gas nominations' confirmation to be complied with by producers and transportation companies, contemplating a penalty for non-fulfillment of their duties, (iii) categorizes as uninterruptible the "initial minimum reserve" of CNG stations operating in February 2004, (iv) incorporates a mechanism through which natural gas distribution companies will have to register unbalanced volumes resulting from the consumption of CNG stations that are below the distribution companies' nominations; being those unbalanced volumes then invoiced by the corresponding producers to the distribution companies at CNG price, or else compensated between them in the sphere of bargain and sale agreements that they may have in force, and (v) enables natural gas distribution companies to use specific natural gas volumes included in natural gas bargain and sale agreements that users enter into in a direct way with producers, under certain conditions.

8.4.2 Complementary Agreement with Natural Gas Producers

Resolution No. 1,070/2008 by the ES was published on October 1st, 2008 approving the "Complementary Agreement with Natural Gas Producers" subscribed on September 19, 2008 aimed at restructuring gas prices at well head, segmenting natural gas residential demand, and establishing natural gas producers' contribution to the Trust Fund created by Law No. 26,020 to finance the sale of LPG cylinders for residential use at differential prices.

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

In accordance with the Complementary Agreement approved by the ES Resolution No. 1,070/2008 , the ENARGAS Resolution No. I/409/2008, published on September 19, 2008, established the segmentation of the category of residential customers "R" in 8 subcategories according to their consumption levels and based on such segmentation an increase on the value of natural gas at the point of entry into the transportation system was stipulated ; such increase did not apply to the first three residential subcategories and sub-distributors.

As in virtue of the Complementary Agreement approved by ES Resolution No. 1,070/2008 increases on the price of natural gas had to be fairly allocated on the different components of the users final tariff so as to guarantee that the distributors' equation is kept unaltered after this raise, the ENARGAS made the necessary tariff adjustments, issuing as regards the Company the ENARGAS Resolution No. I/446/2008 by means of which it approved a new tariff scheme reflecting the mentioned increases in force as from September 1, 2008 (as from October 1 , 2008 for NCG increases) without considering in this tariff scheme the readjustment of the distribution tariff.

Afterwards, on December 23, 2008, ES Resolution No. 1,417/2008 was Published by means of which and based on the Complementary Agreement approved by ES Resolution No. 1,070/2008 , the ES fixed new natural gas prices at the point of entry into the transportation system. As a result of this the ENARGAS issued Resolution No. I/566/2008, published on the same day approving the new tariff scheme to be applied reflecting those new increased prices for natural gas.

8.4.3 Total Energy Plans and Gas Plus

The National Government implemented the Total Energy Plan in 2007 and kept it in force during 2008; the said plan aimed at guaranteeing the supply of energetic resources, of both liquid and gas fuels, and at encouraging the replacement of natural gas and/or electrical energy consumption for the use of alternative fuels. As a matter of fact, Resolution No. 459/2007 by the MPFIPyS (Ministry of Federal Planning , Public Investment and Services) created the above mentioned Total Energy Plan, then ruled , enlarged and extended while in force by Provision No. 74/2007 from the Secretariat of Interior Commerce ("SCI"),Resolution No. 54/2007 from the Secretariat of Coordination and Management Control (SSCCG), Resolution MPFIPyS No. 121/2008 and SSCCG Provision No. 30/2008. This last rule, includes a propane-air provision plan under the responsibility of ENARSA , who shall be in charge or shall get third parties to be in charge of designing, constructing, receiving, transporting, operating, maintaining and administering a system to deliver propane-air to be injected into the medium pressure natural gas distribution network in the Province of Buenos Aires . In connection to this last matter, ENARGAS Resolution No. I/259/2008 was published on May 14, 2008 by means of which new specifications were set for natural gas as regards transportation and distribution systems, annulling ENARGAS Resolution No. 622/1998 which previously ruled that matter.

Through ES Resolution No. 24/2008, the government launched in 2008 a program called "Gas Plus" to encourage production of natural gas in virtue of which every new gas volume produced under the said program shall not be considered part of the volumes included in the 2007-2011 Agreement nor it shall be under its price conditions, however, it can not be exported and its price has to cover associated costs and generate a reasonable profitability .

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

8.4.4 Government of the City of Buenos Aires- Works in Public spaces

As regards Works in public spaces within the City of Buenos Aires, Law No. 2,634 , published on January 25, 2008, and its ruling Executive Order No. 238/2008, published on March 28, 2008, created and ruled the new system for making perforations and/or holes in public spaces, which specifies all charges to be paid by all works done in the street and states that the closing of such holes shall be carried out by the Government of the City of Buenos Aires ("GCBA") previous payment by the companies authorized to carry out the above mentioned public works.

8.4.5 Trust Funds

Regarding the so called "specific charges" for financing extension works of the natural gas transportation system that natural gas distribution companies charge their industrial customers and thermoelectric generators (and CNG stations , only in the case of trust charges I) on behalf and order of Nación Fideicomisos S.A, according to the provisions that created and ruled them (among others, Law No. 26,095, PEN Executive Order No 180/2004 and No. 1,216/2006, MPFIPyS Resolutions No.185/2004, No. 2008/2006 and No. 409/2007, No. 161/2008, ENARGAS Resolution No. 3,689/2007 and ENARGAS Notes No. 6,398 /2007, No. 4,381/2007, No. 808/2007, No. 1,989/2005 and No. 3,937/2005), there are cases in which MetroGAS' customers who, being compelled to pay such charges have resorted to justice in order to determine such charge as unconstitutional and ask for a non-innovative precautionary measure until reaching a solution. In some cases, justice has effectively granted the requested precautionary measures, compelling MetroGAS not to invoice or collect such charges. MetroGAS has been complying with this measure up to this date. In other cases, the said precautionary measures were judicially revoked at subsequent proceedings and as of the date of these financial statements MetroGAS is waiting for instructions from Nación Fideicomisos S.A. concerning the way to collect outstanding debts from industries compelled to pay the specific charges at issue for unpaid capital and accrued interests during the period when those precautionary measures were in force.

Moreover, Executive Order No. 2,067/2008, Published on December 3, 2008, established the creation of a Fund Trust to take care of natural gas imports and every necessary measure to complete the natural gas injection required to meet all national needs, while MPFIPyS Resolution No. 1,451/2008 published on December 23, 2008, ruled the activities of the said Trust Fund stating the creation of the corresponding trust system, and ENARGAS Resolution No. I/563/2008, also published on December 23, 2008, stipulated the implementation , as from November 1, 2008, of the corresponding tariff charges for financing the trust fund at issue being those charges payable by residential customers with annual consumptions over 1,000 m3.

8.4.6 Consumers Protection and Defense Law

Law No. 26,361 was published on April 7, 2008; it modified the Consumers Protection and Defense Law and generated a number of changes that impacted on the Company's daily operations. In fact, this law, once supplementary of the specific legislation applicable to this matter, as a result of this modification was integrated to the whole normative framework, besides setting, the principle of "application of the most beneficial legislation for the user or consumer". As a result there was (i) decentralization of the jurisdiction delegating to municipalities the application of the regulation and the examination of all local procedures

NOTE 8 - REGULATORY FRAMEWORK (Contd.)

started as a consequence of the claims received for alleged infringement of the law, (ii) expansion of the concept of consumer including those who do not take part in the consumption chain but use the service ( as an end user) as a consequence of that, (iii) the stipulation of an obligation to accept the service supply cut through the same way in which the supply was requested, (iv) stating the definition of "direct damage", by means of which the enforcement authority can determine the existence of a detriment or damage of the consumer's right, being the consumer subject to pecuniary compensation ( the limit amount for such compensation for damages is equivalent to 5 basic family shopping baskets published by the National Institute of Statistics and Census), (v) the creation of the "punitive damage" institute by which, in case the service supply company does not fulfill its duties , there could be a civil fine in favor of the damaged parties depending on the seriousness of the matter and other circumstances of the case, and , finally, (vi) a modification of the interest rate applicable for estimating the delay in payment as it was decided to compulsory apply the passive rate instead of the active one as it was previously done.

8.4.7 Municipal Rates

During 2008 some municipalities from the Province of Buenos Aires continued with their claims in order to collect municipal levies for various concepts, verifying in many situations the inexistence of specific services and/or excessive heavy charges. The regulatory framework in force and duly applicable to the distribution of natural gas contemplates the reallocation on tariffs of all new taxes or levies or rate increases, as well as, under certain conditions, the free use of public space concerning the laying of natural gas pipelines. Notwithstanding this, and without detriment to the many requests presented by MetroGAS, and the right it posses , as of the date of issuance of these financial statements the ENARGAS has not authorized any reallocation on tariffs of payments made to the different municipalities, not only from the province of Buenos Aires but also from the Autonomous City of Buenos Aires, regarding these concepts.

NOTE 9 - FINANCIAL DEBT

The following table sets forth the conditions of the Company's Financial Debt as of December 31, 2008 and 2007:
	December 31,
	2008			2007
	Thousands of Ps.	Interest Rate	Maturity	Thousands of Ps.	Interest Rate	Maturity
Negotiable Obligations (1)
Series A	-	-	-	252	9.875%	04/01/2003
Series B	1,452	7.375%	09/27/2002	3,858	7.375%	09/27/2002
Interest payable	750	-	-	1,699	-	-

Current financial debt	2,202			5,809

Negotiable Obligations (2)
Series 1	728,050	8% (3)	12/31/2014 (6)	663,953	8% (3)	12/31/2014 (6)
Series 2 Class A	21,598	4% (4)	12/31/2014 (7)	19,696	4% (4)	12/31/2014 (7)
Series 2 Class B	124,895	2.8% (5)	12/31/2014 (7)	120,745	2.8% (5)	12/31/2014 (7)
Actual value discount	(61,418)	-		(73,396)	-
Non current financial debt	813,125			730,998

  Correspond to the Global Program for issuing unsecured non-convertible Negotiable Bonds, approved by the Extraordinary Shareholders' Meeting held on December 22, 1998.

  Correspond to the Global Program mentioned in point (1) extended for 5 years by the Extraordinary Shareholders' Meeting held on October 15, 2004.

  Interest rates for this series are 8% for the years 2006-2010 and 9% subsequently.

  Interest rates for this series are 3% for the year 2006, 4 % for the years 2007-2008, 5% for the years 2009-2010, 7% for the years 2011-2012 and 8% subsequently.

  Interest rates for this series are 1.8% for the year 2006, 2.8% for the years 2007-2008, 3.8% for the years 2009-2010, 5.8% for the years 2011-2012 and 6.8% for the years 2013-2014.

  The amortization schedule for the principal amount of this series is the following: 5% on June 30 and December 31, 2010, 10% each subsequent June 30, and December 31 until December 31, 2012 and 12.5% each subsequent June 30 and December 31 until December 31, 2014.

  The amortization schedule for the principal amount of this series is the following: 16-2/3% on June 30 and December 31, 2012, 16-2/3% each subsequent June 30 and December 31 until December 31, 2014.

NOTE 9 - FINANCIAL DEBT (Contd.)

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$105,608,445, for cash options received along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations, which, among others, include the following:

  Mandatory redemption with excess cash: the company will apply an amount of excess cash (not allocated for Restricted Payments) (i) to redeem (ratably among the holders of the Series 1 Notes) any Outstanding Series 1 Notes through note prepayments and (ii) after all Outstanding Series 1 Notes have been paid in full, to redeem (ratably among the holders of the Series 2 Notes) any Outstanding Series 2 Notes through note prepayments, in each case to the extent the Company not used such amount of net available excess cash to make market purchase transactions.

  Limitations on indebtedness: the Company will not be able to incur in additional indebtedness, except in certain specific instances, and not to exceed US$ 20 million.

  Limitations on investments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, MetroGAS will make no Investments other than Permitted Investments. Furthermore, deductible capital expenditures, for the excess cash computation, will not excess US$ 15 million by each computation year.

  Limitations on restricted payments: until the Company had redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes, restricted payments (including dividends) will be subject to the company's indebtedness ratio.

NOTE 9 - FINANCIAL DEBT (Contd.)

  Limitations on the sale of assets: the Company will not make any asset sale unless the following conditions are met: a) the asset sale is at the fair market value, b) at least 75% of the value under consideration is in the form of cash or Cash Equivalents and, c) such asset sale does not materially and adversely affect the Company's ability to meet these obligations.

  Limitation on transactions with controlling company, controlled company or under common control.

Pursuant to the excess cash provision mentioned on the first bullet, the Company calculated the respective amount for the period begun on April 1st and finished on September 30, 2008 and 2007, and no excess cash was computed as a result. Moreover, all of the mentioned restrictions has been complied by the Company, including the payment obligations acquired under the actual global program of Negotiable bonds.

From the time that new Series were issued up to December 31, 2007, the Company carried out market purchases amounting to accumulative principal amount of the Series 1 Notes of US$ 25.4 million. The Company did not carry out market purchases in the year ended December 31, 2008, and carried out market purchases amounting to US$ 8 million in the the previous year.

NOTE 10 - COMMON STOCK

As of December 31, 2008, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

Class of Shares	Thousands of Ps.
Ordinary certified shares of Ps. 1 par value and 1 vote each:
Class "A"	290,277
Class "B"	221,977
Class "C"	56,917
Common Stock as of December 31, 2008	569,171

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class "B" Shares. At the date of these financial statements this Common Stock is property of private investors.

NOTE 10 - COMMON STOCK (Contd.)

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class "B" Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class "B" Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

After the first five years following the transfer date, any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.

NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

Dividend distribution in cash will depend on the Company's indebtedness ratio until the Company has redeemed, repaid or purchased at least US$ 75 million principal amount of the Series 1 Notes.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class "A" shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

  The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,

  The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and

  The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.

NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO SHARES (Contd.)

Dated December 7, 2005, Gas Argentino entered into an agreement to restructure its financial debt with all of its creditors, funds administered by Ashmore ("Ashmore Funds") and by Marathon ("Marathon Funds"), by means of which Gas Argentino will cancel all of its liabilities related to such debt in exchange for issuing and/or transferring, by the current shareholders of Gas Argentino, Common Stock of the said company representing 30% of its Common Stock post-issuing to Ashmore Funds and transferring 3.65% and 15.35% of MetroGAS' Common Stock, owned by Gas Argentino, to Ashmore Funds and Marathon Funds, respectively. Such agreement was, among other conditions, subject to the approval of the ENARGAS and of the Secretariat of Interior Commerce with prior agreement of the National Antitrust Committee (Comisión Nacional para la Defensa de la Competencia - "CNDC"). Through Resolution No 1/097 dated September 14, 2007, the ENARGAS approved the transference of shares, remaining pending the agreement of the CNDC and the approval of the Secretariat of Interior Commerce.

On May 15, 2008, Gas Argentino received a letter from Marathon Funds stating their willingness to terminate the restructuring agreement dated December 7, 2005. Marathon exercised the power as set forth in said agreement, which stated that any holder of the Gas Argentino's financial indebtedness would be able to terminate the agreement if corresponding approvals were not obtained. Consequently, Gas Argentino has to begin a new restructuring process with his creditors.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class "C" shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class "C" Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class "C" shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year, since inappropriate retained earnings exist.

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class "C" shares until they are fully paid.

Once the Class "C" shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class "B" shares. The decision to convert Class "C" Shares to Class "B" Shares must be taken by the Class "C" shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN (Contd.)

On March 6, 2008, the Board of Directors of MetroGAS approved Class "C" shares conversion to Class "B" shares, requested by the PPP Executive Committee on March 3, 2008.

On May 21, 2008, MetroGAS received a letter from the CNV notifying that share conversion will remain subject to the presentation of the Resolution of National Government approving the fully payment of the outstanding balance of the acquisition price of the Class "C" shares. The mentioned fully payment was approved by the ME through Resolution of National Government No. 252, on August 22, 2008.

NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: YPF, Total Austral, Wintershall Energía, Pan American Energy and other producers in Tierra del Fuego, Neuquén and Santa Cruz.

The Emergency Law contained provisions governing contracts between private parties existing as of its effective date, which provide for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1.

At the time the Emergency Law became effective, the Company was party to a number of such contracts, the most material of which were for the purchase of natural gas, essential to serve Company's customers. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices, and the renegotiations of most of the contracts with the Company's gas suppliers, and subject to the permanent compliance of the National Government with all the obligations it has assumed, gas producers whose contracts have been renegotiated have committed themselves to suspending actions and/or procedures brought against the Gas Distributors for claims resulting from the above mentioned law. As from August 1, 2007, when Resolution No. 599/2007 became effective, this suspension is considered a final waiver.

On June 14, 2007, Resolution No. 599/07 of the Energy Secretariat was published in the Official Bulletin through which was approved the proposed draft of the "Agreement with Natural Gas Producers 2007-2011", then executed by certain natural gas producers, triggering its enforceability. Basically, the Agreement 2007-2011: i) set forth the volumes to be injected in the points of entry to the transportation system by the natural gas producers for residential and commercial consumers, industries, power plants and CNG supply stations until December 31, 2011 (although with different contractual terms depending the type of consumer), (ii) indicates certain price adjustment parameters depending the type of consumer, and (iii) establishes the mechanisms of natural gas re-routing and additional injections to guarantee the supply of the

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

domestic market in case of shortages. By virtue of said Agreement, the natural gas producers and natural gas distributors should execute gas purchase agreements including its terms and conditions. At the date of issuance of these financial statements, MetroGAS did not execute any of these agreements given the fact that it is our understanding that the offers received from the natural gas producers neither comply with the terms and conditions of the "Agreement with Natural Gas Producers 2007-2011" nor would allow MetroGAS to guarantee the supply of natural gas to its non interruptible consumers, considering the volumes included in said offers.

Contracts that originally due on December 31, 2006 were kept in the same conditions, including prices, until July 31, 2007. As from August 1, 2007, the natural gas producers are supplying natural gas to MetroGAS in the volumes set forth under the Agreement with Natural Gas Producers 2007-2011 and based on several notes issued by the Sub-secretary of fuels and EGM, as delivery arrangements considering that those contracts with gas producers do not exists.

Due to MetroGAS understanding that the volumes, basins of injection and routes of transportation foreseen in the Agreement 2007-2011 would prevent the normal supplying of the non interruptible demand, the Company has carried out presentations to the ENARGAS, the ES and the Fuel Sub secretariat tending to raise this situation and to request its remediation.

Based on these renegotiations, the gas supply contracted as of December 31, 2008 is the following:

Daily average volumes for the years
	2009	2010

MMCM/d (1)	0.32	0.32
MMCF/d (2)	11.17	11.17

According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:

Daily average volumes for the years
	2009	2010

MMCM/d (1)	0.28	0.28
MMCF/d (2)	10.05	10.05
Amounts committed (3)	7.53	7.53

(1) Million of cubic meters per day. In order to estimate the volumes, it was considered only contracts in force and not the Energy Secretariat Resolution No 599/07.

(2) Million of cubic feet per day.

(3) Million of pesos. We have considered prices established in the Resolution ES No. 1,417/08, considering the percentages by segments obtained from historical information of the Company.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken as of December 31, 2008.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2008 and 2021, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 24.6 MMCM per day, considering contracts in force as of December 31, 2008.

The estimated annual valuation of firm transportation under these contracts is, as follows:

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these financial statements it is not possible to assess the impact of these modifications.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of BG holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from the income before income tax and before financing results. The original contract was in force for a term of eight years from the Takeover Date and was renewed for an additional eight-year term beginning December 28, 2000, in the same terms and conditions of the original agreement.

NOTE 14 - LONG-TERM CONTRACTS (Contd.)

The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with BG International Limited derived from this contract are described in Note 6.

NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Stamp Tax

On October 12, 2006 MetroGAS was notified of Resolution No. 746/06, pursuant to which the Tax Bureau of the Province of Buenos Aires made a Stamp Tax assessment over different agreements.

On November 3, 2006 MetroGAS answered said assessment providing its defense. On December 5, 2006 MetroGAS was notified of Resolution No. 1,467/06, pursuant to which the Tax Bureau determined the alleged tax difference amounting to Ps. 110 thousand, plus accrued interest. On January 2, 2007 MetroGAS filed a Motion of Appeal before the Tax Court of the Province of Buenos Aires, which at the date hereof remains unsolved.

On May 18, 2007 MetroGAS took notice of a new Stamp Tax claim of the Tax Bureau against MetroGAS, through which it claims the payment of an alleged tax debt assessed as of November 30, 2006 for the amount of Ps. 236 thousand.

Pursuant to the aforementioned, MetroGAS registered an allowance for an amount of Ps. 354 thousand to cover this contingency.

15.2. Income Tax - Bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.

- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts. On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax Court. Likewise, in addition to this, AFIP levied attachments on some of the company's fixed assets. As of December 31, 2008, the residual accounting value amounted to Ps. 16.2 million.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Subsequently, on December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives was to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP.

On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1,693, which increased the deduction amount to Ps. 5,000, was published.

Dated February 16, 2007 Division C of the Prosecuting Court notified MetroGAS its sentence from December 7, 2006 through which this Court accepted as an indicator of the impossibility to collect the removal of gas meters from delayed customers and rejected the one connected to the disappearance of the debtor. In both cases, and considering the nature of this matter and the amounts at issue, and in face of an excusable mistake, the Prosecuting Court annulled the fine applied to MetroGAS. AFIP desisted the appeallation recourse against the decision of the Prosecuting Court that reversed the AFIP's determination respect to removing of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

The Prosecuting Court ordered D.G.I., carry out the reassessment of income taxes and compensatory interests in agreement with the criterion that it is established. On August 8, 2007 the D.G.I. notified the reassessment to MetroGAS. Such reassessment did not consider the AFIP General Instruction No. 2/07, issued on March 15, 2007, which allowed the deduction of the credits of up to Ps. 1,500, by non-competitive markets' utilities companies. MetroGAS carried our different filings before the Prosecuting Court requesting a new reassessment considering the above mentioned General Instruction.

Up to the date of these financial statements, the Prosecuting Court did not issue any decision in this regard. Once the reassessment becomes definitive, the parties may appeal before the Chamber of Appeals within the term set forth to such effect. Pursuant to the above mentioned and once the final reassessment carried out by the D.G.I becomes definitive, the Company will appeal against the Court of Appeals, for which it will have to pay the claimed taxes and then, provided a favorable judicial decision is issued, request the reimbursement of the paid amount. Consequently, to cover this contingency, the Company registered a provision for an estimated amount of Ps. 6,224 thousand until the definitive reassessment will be issued by the DGI.

15.3. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.3.1 Study, revision and inspection of works in public spaces levy

From 2000 onwards, the Government of the Autonomous City of Buenos Aires ("GCABA") included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. The tax amounts were unilaterally increased by the GCABA,

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

despite of MetroGAS and several other public service companies had signed an agreement with the GCABA on 1997.

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

As from 2001 MetroGAS has received, from the GCABA, notifications demanding the payment of the study, revision and inspection of works in public spaces levy. Metrogas presented the pertaining administrative appeal against each of the claims made by the GCABA, which were duly rejected, thus having no other administrative appeal to proceed by, legal actions were filed in order to collect the claimed amounts.

During 2007 MetroGAS has executed an agreement whit the GCABA entering into a payment plan in order to cancel the debt corresponding to the period included between February 1, 2000 and December 31, 2006.

The regulatory framework of the gas industry, specifically Art. 41 of the Law No. 24,076 and Art. 9.6.2 of Decree No. 2,255/92, define that the variations of costs originated in changes in the taxes must be reflected in the tariffs. This concept is reinforced by the Supreme Court of Justice of the Nation in cases in which the validity of the Occupancy of public space levy was contested, as it is exposed in point 15.3.2.

MetroGAS considers that an acquired right exists that recognizes the transfer to tariffs of the amounts that eventually must pay for the Study, revision and inspection of works in public spaces levy and for that reason this concept has been recorded as Other non-current credits amounting to Ps. 42,432 thousand (Note 4.f).

15.3.2 Occupancy of public space levy

15.3.2.1 Government of the Autonomous City of Buenos Aires

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been objected by several public service companies.

As from 2003 the GCABA has demanded MetroGAS the payment of the occupancy of public space levy. MetroGAS duly presented hierarchical appeals before the administrative office against such demands.

On September 22, 2004 the GCABA notified MetroGAS of the rejection of those administrative appeals duly presented, therefore ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts. On February 28, 2005 it was filed before the lower court of the Government of the Autonomous City of

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

Buenos Aires, an action under administrative law with precautionary measures against the decision taken by the GCABA on September 22, 2004.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff. On April 2005, the General Department of Legal Affairs of the Ministry of Economy pronounced itself in favor of the reallocation of tariffs, sending the file to the ENARGAS so as to have a final resolution on this matter.

During 2005, after the notification of the payment received, MetroGAS has executed an agreement whit the GCABA, entering into a payment plan in order to cancel the debt corresponding to the period included between January 1, 1998 and December 31, 2004. As of the date, the Company is paying the installments on a regular basis both, the payment plan and the quarterly ones.

On March 6, 2006 MetroGAS presented a note before the ENARGAS reporting its adherence to the said payment facilitation plans and requesting once again the reallocation on tariffs, this note was reaffirmed by note presented before the ENARGAS dated March 29, 2006. Dated April 28, 2006 the ENARGAS was requested a quick sentence. Dated July 11, 2006 the request for the reallocation on tariffs was repeated.

On November 28, 2006 the ENARGAS requested the submittal of all information and documentation in order to evaluate the impact, resulting from the transfer to tariffs, on customers within the Autonomous City of Buenos Aires. Dated December 1, 2006 MetroGAS presented a note before the ENARGAS with the information and documentation background attached to the file during the whole six years that those administrative proceeding took, including the one requested in the Note. On January 30, 2007 MetroGAS presented a note before the ENARGAS requesting to report if, before taking a decision and in spite of considering that the information and documentation submitted by the company at the first presentation met the stipulations imposed by the legal regulation in order to meet the requirements that would accept the right mentioned under the terms of Sect. No 41 of the Law No 24,076 and Sect. No 9.6.2 of the Distribution License Basic Rules, it was necessary for that Regulatory Authority to count on information and/or proof of documents in addition to the ones already submitted by MetroGAS.

15.3.2.2 Municipality of Esteban Echeverría

Through Resolution No 113/05, dated February 7, 2005, the Municipality of Esteban Echeverría claimed for Ps. 6,575 thousand (incidental expenses included) concerning the right to occupancy of public spaces corresponding to the period from 2000 to 2004. Dated February 18, 2005 MetroGAS rejected the imposition of such rate on the grounds of what is stipulated by federal standards which are hierarchically superior to the ones included in Municipal ordinances.

On March 28, 2005 the Mayor notified MetroGAS that the arguments set forth by the company were rejected (Executive Order No 465/2005). Against such Executive Order, MetroGAS filed an Appeal for Reconsideration, which was rejected on August 17, 2005,

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

thus ending the administrative proceedings and making it possible to file legal actions to collect the requested amounts.

On March 10, 2006 MetroGAS and the Municipality signed a letter of intention in order to reach an agreement regarding the indebted amounts. On March 30, 2006 the first quarter installment from 2006 was paid and as from that date all the corresponding installments were regularly paid.

In May 2006 the transfer to tariffs was requested to the ENARGAS and in July of the same year a quick response was demanded.

On June 30, 2006 a formal letter was received where the Municipality notified MetroGAS of its debt up to December 31, 2005, and offered two payment plan alternatives. Dated July 10, 2006 a copy of such letter was sent to the ENARGAS so that they could inform the course of action to be taken regarding the payment plans offered and once again the transfer to tariffs was requested.

On December 19, 2006 knowing that the Municipality was about to start legal actions to collect the indebted amount and in order to avoid any setback in the rendering of its service, MetroGAS adhered to a plan of facilities of payment that consists of paying the amounts claimed from the period 2000 to 2005 in four installments. Up to date MetroGAS finished paying the installments under said plan and is regulary paying this Municipality levy corresponding to each subsequent period.

15.3.2.3 Municipality of Almirante Brown

The Municipality of Almirante Brown claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces corresponding to fiscal years 2004, 2005 and 2006 considering as taxable base a deemed gas pipeline extension, which resulted higher than the actual one. MetroGAS rejected such claim and informed the actual gas pipeline extension within the jurisdiction of the Municipality for purposes of the re-assessment of the claim.

In April 2007 the Municipality and MetroGAS executed an agreement to formalize MetroGAS' entering into a payment plan which installments have been completely cancelled as of December 31, 2007 by MetroGAS.  As of the date, MetroGAS is regulary paying this Municipality levy.

15.3.2.4 Municipality of Ezeiza

On September 3, 2007 the Municipality of Ezeiza requested to MetroGAS the payment of the Occupancy of Public Space levy corresponding to periods 2000-2006.

On October 9, 2007 MetroGAS and the Municipality executed an agreement through which MetroGAS entered into a payment plan. As of the date, MetroGAS is regulary paying this Municipality levy.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.3.2.5 Municipality of Florencio Varela

On May 29, 2008 and July 30, 2008, the Municipality of Florencio Varela claimed to MetroGAS the payment of the Right of Occupancy and Use of Public Spaces from the period January 2003 to July 2008. During August 2008, the Company and the Municipality executed an agreement through which MetroGAS cancelled its debt in an only payment in cash. As of the date, MetroGAS is regulary paying this Municipality levy.

MetroGAS has recorded these concepts under the heading Other non current receivables for Ps. 65,844 thousand (Note 4.f) for the above mentioned rate corresponding to the Autonomous City of Buenos Aires, the Municipality of Esteban Echeverría, the Municipality of Almirante Brown, the Municipality of Ezeiza and the Municipality of Florencio Varela, as MetroGAS considers it has an acquired right to be recognised the reallocation on tariffs of paid amounts regarding the rate of Occupation of Public Spaces every time it is so stipulated by the gas industry regulatory framework. Law No. 24,076 (Sect. No. 41) and Executive Order No. 2,255/92 (Sect. No. 9.6.2) establish that variations of costs resulting from tax changes shall impact on tariffs.

This criterion is also backed up by rulings of the Nation's Supreme Court of Justice that in the cases "Gas Natural Ban c/ Municipalidad de Campana y Litoral Gas c/ Municipalidad de Villa Constitución s/ acción meramente declarativa", pronounced that Sect. No. 9.6.2 of Executive Order No 2,255/92 established that costs variations resulting from changes in tax standards, shall be reallocated to tariffs according to what is stipulated in Sect. No. 41 of Law No 24,076.

Pursuant to what has been expressed and according to what is stipulated by the legislation in force and the resolution issued by the Department of Legal Affairs of the Ministry of Economy, MetroGAS considers that said credit is recoverable.

15.4. Turnover tax (Province of Buenos Aires)

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose gross revenue taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed gross revenue taxes on sales of natural gas at a higher rate and instructed us to include gross revenue taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. MetroGAS declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

On December 22, 2005, through Resolution No. 907/05, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from 2001 to 2003, that would have been received from customers, if the mentioned rate increase had been applied in the invoices (actually amount approximately Ps. 10 million, including interests and fines). Such Resolution was appealed on January 16, 2006, before the Tax Court of the Province of Buenos Aires.

NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On September 27, 2006 the "Comisión Federal de Impuestos" (Federal Tax Commission) through its judgment No. 112/2006 ratified the criterion followed by the Company and rejected a motion of revision filed by the Province of Buenos Aires within a file that analyzes a situation identical to MetroGAS. Against such judgment, the Province of Buenos Aires filed and extraordinary motion of revision against the same Federal Tax Commission to be decided by the Federal Supreme Court of Justice. Said extraordinary motion was granted and up to date the same is pending of definitive decision by the Federal Supreme Court of Justice.

On March 3, 2008, through Resolutions No 95/08, 96/08 and 97/08, the Revenue Department of the Province of Buenos Aires requested the payment of amounts corresponding to the period from January 2004 to October 2005 of the above mentioned rate increase, and for difference in the income and expenses rate. Those amounts approximately Ps. 20 million, including interests and fines. On March 27, 2008, those resolutions were appealed before the Tax Court of the Province of Buenos Aires.

In the event that MetroGAS is finally compelled to pay for such amounts, it will request a reallocation of such rate increase to the tariffs paid by customers in compliance with the terms of the License.

As of December 31, 2008, the Company registered an allowance of Ps. 5,740 thousand for the contingency related to the difference on the determination of the income and expenses rate.

15.5. Rates and charges

Through resolution No. 2,778/03, the ENARGAS stated that MetroGAS had collected excessive rates and charges from its customers amounting to Ps. 3.8 million and stipulated a fine for Ps. 0.5 million. The Company duly filed an appeal for reconsideration with a subsidy appeal against the mentioned Resolution and against the interest rate applied on the fine. As of December 31, 2008 the total amount demanded by the ENARGAS amounted to Ps. 20,192 thousand, including interests and fines, which has been recorded as a provision.

15.6. Others

At the date of issuance of these financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's financial statements as of December 31, 2008.

Juan Carlos Fronza
President

METROGAS S.A.

EXHIBIT A

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

FIXED ASSETS

| MAIN ACCOUNT | ORIGINAL VALUE | | | | | DEPRECIATION | | | | | NET BOOK VALUE 12-31-08 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | AT BEGINNING OF YEAR | INCREASE | TRANSFERS | RETIREMENTS | AT END OF YEAR | ACCUMULATED AT BEGINNING OF YEAR | RETIREMENT | FOR THE PERIOD ANNUAL RATE (1) | FOR THE PERIOD AMOUNT (2) | ACCUMULATED AT END OF YEAR | |
| | Thousands of Ps. | | | | | | | | | | |
| Land | 17,501 | - | - | - | 17,501 | - | - | - | - | - | 17,501 |
| Building and civil constructions | 75,564 | - | 38 | - | 75,602 | 21,484 | - | 2% | 1,403 | 22,887 | 52,715 |
| High pressure mains | 269,887 | - | 3,477 | (334) | 273,030 | 155,914 | (181) | 2.22% to 10% | 10,032 | 165,765 | 107,265 |
| Medium and low pressure mains | 1,562,839 | - | 51,434 | (11,495) | 1,602,778 | 444,312 | (4,466) | 1.19% to 10% | 36,568 | 476,414 | 1,126,364 |
| Pressure regulating stations | 58,682 | - | 1,518 | (519) | 59,681 | 32,260 | (334) | 4% to 12.5% | 1,897 | 33,823 | 25,858 |
| Consumption measurement installations | 330,559 | - | 5,838 | (347) | 336,050 | 114,860 | (138) | 2.85% to 5% | 12,168 | 126,890 | 209,160 |
| Other technical installations | 46,930 | - | 8 | - | 46,938 | 35,735 | - | 6.67% | 2,881 | 38,616 | 8,322 |
| Machinery, equipment and tools | 26,631 | - | 488 | (75) | 27,044 | 24,913 | - | 6.67% to 20% | 369 | 25,282 | 1,762 |
| Computer and telecommunications equipment | 153,389 | - | 5,153 | (1,230) | 157,312 | 146,662 | (1,211) | 5% to 50% | 2,455 | 147,906 | 9,406 |
| Vehicles | 9,695 | - | 922 | (1,421) | 9,196 | 9,033 | (1,375) | 10% to 20% | 334 | 7,992 | 1,204 |
| Furniture and fixtures | 5,456 | - | - | - | 5,456 | 5,422 | - | 10% to 20% | 11 | 5,433 | 23 |
| Materials | 7,132 | 17,955 | (15,542) | (215) | 9,330 | - | - | - | - | - | 9,330 |
| Gas in pipelines | 214 | - | - | - | 214 | - | - | - | - | - | 214 |
| Work in progress | 46,681 | 59,300 | (48,397) | - | 57,584 | - | - | - | - | - | 57,584 |
| Advances to fixed assets suppliers | 112 | 6,914 | (5,994) | - | 1,032 | - | - | - | - | - | 1,032 |
| Subtotal | 2,611,272 | 84,169 | (1,057) | (15,636) | 2,678,748 | 990,595 | (7,705) | - | 68,118 | 1,051,008 | 1,627,740 |
| Distribution network extensions constructed by third parties | 57,555 | - | 2,205 | (18) | 59,742 | 10,748 | (5) | 1.82% to 2.38% | 1,164 | 11,907 | 47,835 |
| Offsetting item for distribution network extensions | (4,175) | - | (1,148) | - | (5,323) | (294) | - | 2% to 2.38% | (114) | (408) | (4,915) |
| Allowance for obsolescence of materials (Exhibit E) | (582) | (35) | - | 8 | (609) | - | - | - | - | - | (609) |
| Allowance for disposal of fixed assets (Exhibit E) | (9,748) | (5,767) | - | 6,665 | (8,850) | - | - | - | - | - | (8,850) |
| Total as of December 31, 2008 | 2,654,322 | 78,367 | - | (8,981) | 2,723,708 | 1,001,049 | (7,710) | - | 69,168 | 1,062,507 | 1,661,201 |

| | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Total as of December 31, 2007 | 2,609,071 | 51,656 | - | (6,405) | 2,654,322 | 934,671 | (5,422) | - | 71,800 | 1,001,049 | 1,653,273 |

Notes:

(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date. The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.

(2) Depreciation of fixed assets has been included in Exhibit H.

METROGAS S.A.

EXHIBIT C

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

NON-CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT D

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

CURRENT INVESTMENTS

METROGAS S.A.

EXHIBIT E

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

ALLOWANCES

| MAIN ACCOUNT | 12-31-08 | | | | 12-31-07 |
|---|---|---|---|---|---|
| | BALANCE AT BEGINNING OF YEAR | INCREASE | DECREASE | BALANCE AT END OF YEAR | BALANCE AT END OF YEAR |
| | Thousands of Ps. | | | | |
| Deducted from assets | | | | | |
| For doubtful accounts (Note 4.c)) | 19,359 | 1,259 (1) | (7,626) | 12,992 | 19,359 |
| For tax on banking transaction to be recovered (Note 4.c)) | 1,435 | - | (1,435) | - | 1,435 |
| For variation of Turnover tax for Province of Buenos Aires (Note 4.c)) | 1,481 | - | (1,481) | - | 1,481 |
| For obsolescence of materials | | | | | |
| Inventories (Note 4.e)) | 1,620 | 105 (2) | (15) | 1,710 | 1,620 |
| Fixed assets | 582 | 35 (2) | (8) | 609 | 582 |
| For disposal of fixed assets | 9,748 | 5,767 (3) | (6,665) | 8,850 | 9,748 |
| Valuation allowance on deferred income tax assets | 29,857 | (6,578) (4) | - | 23,279 | 29,857 |
| Total | 64,082 | 588 | (17,230) | 47,440 | 64,082 |
| Included in liabilities | | | | | |
| For contingencies | | | | | |
| Executive proceedings | 7,951 | 2,676 | (744) | 9,883 | 7,951 |
| Turnover tax GCABA (Note 15.4) | - | 5,740 | - | 5,740 | - |
| Rates and charges (Note 15.5) | 19,116 | 1,076 | - | 20,192 | 19,116 |
| Income tax - Allowance for doubtful accounts (Note 15.2) | 5,882 | 342 | - | 6,224 | 5,882 |
| Others | 17,436 | 2,868 | - | 20,304 | 17,436 |
| Total contingencies | 50,385 | 12,702 (5) | (744) | 62,343 | 50,385 |

Notes:

(1) The charge in results is disclosed in Exhibit H.

(2) Charged in results in the line Sundry materials of Exhibit H.

(3) Charged in results in the line Operating expenses - Others of Exhibit H

(4) Charged in results in the line Income tax (Note 3.5.j)).

(5) Charged in results in the line Contingencies reserve of Exhibit H.

METROGAS S.A.

EXHIBIT F

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

OPERATING COST

METROGAS S.A.

EXHIBIT G

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2008 AND 2007

FOREIGN CURRENCY ASSETS AND LIABILITIES

MAIN ACCOUNT	12-31-08				12-31-07	
	FOREIGN CURRENCY AND AMOUNT		EXCHANGE RATE	BOOK VALUE	FOREIGN CURRENCY AND AMOUNT	BOOK VALUE
	Thousands			Thousands of Ps.	Thousands	Thousands of Ps.
ASSETS						
CURRENT ASSETS						
Cash and banks						
Cash	US$	29	3.4130	100	3	8
	LBE	4	4.9731	21	5	28
	Euros	3	4.7349	15	2	10
	Real	4	1.4600	6	4	7
	Canadian dollars	1	2.7902	4	1	4
	Russian rublo	9	0.1164	1	8	1
Banks	US$	6,875	3.4130	23,463	182	565
Investmets	US$	10	3.4130	34	2	7
Other receivables	US$	344	3.4130	1,173	287	893
TOTAL ASSETS				24,817		1,523
				24,817		1,523
LIABILITIES						
CURRENT LIABILITIES						
Accounts payable	US$	1,602	3.4530	5,533	1,248	3,929
	Euros	3	4.7907	14	3	14
	LBE	7	5.0383	36	-	-
Financial debts						
Negotiable obligations (face value)	US$	-	3.4530	-	80	252
	Euros	303	4.7907	1,452	833	3,858
Interest and other expenses payable to foreign financial institutions	US$	23	3.4530	80	64	203
	Euros	140	4.7907	670	323	1,496
Other liabilities	U$S	-	3.4530	-	134	423
Total Current Liabilities				7,785		10,175
NON-CURRENT LIABILITIES						
Financial debts						
Negotiable obligations (face value)	US$	217,100	3.4530	749,648	217,100	683,649
	Euros	26,070	4.7907	124,895	26,070	120,745
Total Non-Current Liabilities				874,543		804,394
TOTAL LIABILITIES				882,328		814,569

US$: United States Dollars
LBE: Pounds Sterling

METROGAS S.A.

EXHIBIT H

FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007

EXPENSES INCURRED

| MAIN ACCOUNT | 12-31-08 | | | | | | 12-31-07 |
|---|---|---|---|---|---|---|---|
| | FIXED ASSETS EXPENSES | OPERATING EXPENSES GAS SALES | OPERATING EXPENSES PROCESSED NATURAL GAS | ADMINISTRATIVE EXPENSES | SELLING EXPENSES | TOTAL | TOTAL |
| | Thousands of Ps. | | | | | | |
| Payroll and other employees benefits | 2,441 | 30,862 | - | 31,620 | 26,387 | 91,310 | 72,504 |
| Social security contributions | 958 | 8,713 | - | 6,819 | 7,621 | 24,111 | 18,618 |
| Directors´and members of Surveillance committee fee | - | - | - | 858 | - | 858 | 687 |
| Fees for professional services | - | 342 | - | 3,683 | 163 | 4,188 | 8,835 |
| Technical operator´s fees | - | 9,029 | - | - | - | 9,029 | 10,201 |
| Sundry materials | - | 3,820 | - | - | - | 3,820 | 3,600 |
| Fees for sundry services | - | 10,033 | - | 2,416 | 9,377 | 21,826 | 13,233 |
| Postage, telephone and fax | - | 386 | - | 1,043 | 4,798 | 6,227 | 5,406 |
| Leases | - | 77 | - | 1,391 | 1,233 | 2,701 | 2,210 |
| Transportation and freight charges | - | - | - | 603 | - | 603 | 457 |
| Office materials | - | 422 | - | 1,168 | 114 | 1,704 | 1,443 |
| Travelling expenses | - | 284 | - | 443 | 78 | 805 | 657 |
| Insurance premium | - | - | - | 2,282 | - | 2,282 | 2,242 |
| Fixed assets maintenance | - | 19,522 | - | 6,649 | 114 | 26,285 | 21,624 |
| Fixed assets depreciation | - | 65,435 | - | 3,733 | - | 69,168 | 71,800 |
| Taxes, rates and contributions | - | 1,899 | 42 | 7,053 | 25,906 | 34,900 | 34,950 |
| Publicity | - | - | - | - | 857 | 857 | 1,311 |
| Doubtful accounts | - | - | - | - | 1,259 | 1,259 | 1,285 |
| Bank expenses and commissions | - | - | - | 83 | 5,369 | 5,452 | 5,555 |
| Contingencies reserve | - | - | - | 12,702 | - | 12,702 | 12,935 |
| Others | - | (3,817) | - | 354 | 204 | (3,259) | 22,589 |
| Total as of December 31, 2008 | 3,399 | 147,007 | 42 | 82,900 | 83,480 | 316,828 | 312,142 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Total as of December 31, 2007 | 2,276 | 156,132 | 145 | 81,699 | 71,890 | 312,142 |

Basis of Presentation

The consolidated financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The consolidated financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of consolidated financial statements has been discontinued. The rate used for restatement of items was the internal wholesale price index published by the National Institute of Statistic and Census.

The Company has consolidated line by line its balance sheet as of December 31, 2008 and 2007, as well as its statements of income and cash flow for the year ended December 31, 2008 and 2007, with the financial statements of its controlled company ("MetroENERGÍA") in compliance with Technical Resolution No. 21 issued by FACPCE, approved by the CPCECABA.

The Argentine Economic Scenario and its impact on the Company

As from the passing of the Emergency Law and its subsequent decrees, MetroGAS' activity has been significantly affected. Among the measures adopted the most important are the devaluation registered during the first months of year 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country, the consequent increase in internal prices and the pesification of prices and tariffs of public services.

Moreover, the provisions of the Emergency Law modified standards of the Regulatory Framework applicable to the transportation and distribution of natural gas, mainly those which establish that the tariffs are calculated in U.S. dollars and stated in pesos and that are adjustable according to international indexes.

These situations have been considered by the Company's Management when calculating significant accounting estimates included in these consolidated financial statements, including those related to the recoverable value of non current assets. For that purpose, the Company's Management periodically elaborates economic-financial projections from alternative scenarios based on macroeconomic, financial, market and regulatory assumptions.

As a consequence of the situations described above, such projections have considered modifications to the tariffs and adjustments to the operative costs of the Company in order to restore its economic-financial equation. Actual future results could differ from those estimates.

In Notes 2, 8 and 14 to primary financial statements, there is a detailed description of the economic context, the impacts of the Emergency Law and its ruling decrees and the uncertainties generated about the future results of the Company.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

According to changes in regulations (see Note 8.4.1 to the primary financial statements) the Board of Directors of MetroGAS decided to constitute MetroENERGÍA S.A. ("MetroENERGÍA"), on April 20, 2005; MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties.

On March 21, 2006 the ENARGAS by means of Resolution No. 3,462 approved, on a temporary basis, the tariff chart applicable as from July 1st, 2005 and until August 31, 2008.

The above mentioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

In the framework of the license renegotiation process, on September 2008, the UNIREN sent an alternative proposal to MetroGAS which involves the celebration of a Temporary Agreement, which establishes a Transitional Tariff Regime as from September 1st, 2008, with a readequacy of prices and tariffs including price variation of gas, transportation and distribution services.

The resulting increase in distribution tariffs must be deposited by MetroGAS in a specific trust fund created to carry out infrastructure works in the licensee area.

The Temporary Agreement establishes general guidelines for final tariff increases on average invoices, including adjustments of gas prices at well-head and adjustments of transportation and distribution services, and it is complemented with ENARGAS Resolution No. I/409, which sets up a segmentation of residential customers according to their annual consumption, and Resolution No.1,070 from the ES, which includes the Complementary Agreement signed with gas producers through which gas prices at well-head are established as from September 2008 until December 2009 for each customer category according their annual consumption.

On October 10, 2008, MetroGAS was notified of Resolution No. I/446 from ENARGAS that contains new tariffs for its customers, to be applied since September 1st, 2008, except GNC, which will be applied since October 1st, 2008. On December 23, 2008, MetroGAS was notified of Resolution No. I/556, which includes the new tariff charts to be applied since November 1st, 2008. It is important to mention that the tariff charts do not include the readequacy of the distribution services tariffs mentioned previously (see Note 8.4.2 to the primary financial statements).

As of the date of issuance of these financial statements, tariff charts containing the increases in transportation and distribution tariffs have not been issued. As a consequence, the Company has not registered the effects of the mentioned Temporary Agreement and is looking forward to the issuance of the respective ENARGAS Resolution.

Analysis of Operations for the year ended December 31, 2008 and 2007

The Company's sales decreased by 5.7% during the year ended December 31, 2008, and operating cost decreased by 8.8% compared to the the previous year, thus producing an increase in gross profit of Ps. 4,540 thousand, amounting to Ps. 288,611 thousand during the year ended December 31, 2008 compared to Ps. 284,071 thousand in the the previous year.

During the year ended December 31, 2008 an operating income of Ps. 117,238 thousand was recorded compared to Ps. 122,724 thousand recorded in the the previous year.

During the year ended December 31, 2008 a financial and holding loss of Ps. 130,144 thousand was recorded compared to a loss of Ps. 114,302 thousand recorded in the the previous year.

The Company's net loss for the year ended December 31, 2008 amounted to Ps. 13,549 thousand compared to a gain of Ps. 15,787 thousand recorded for the the previous year.

Operating results and financial position

Sales

The Company's consolidated sales during the year ended December 31, 2008 decreased by 5.7%, amounting to Ps. 901,564 thousand compared to Ps. 955,853 thousand in the the previous year.

Sales decrease during the year ended December 31, 2008 was mainly originated by MetroGAS's sales to residential customers for Ps. 45,974 thousand and MetroENERGÍA's total sales decrease amounting to Ps. 7,110 thousand.

It is important to point out that 51.2% of MetroENERGÍA's operations were carried out by trading gas on their own behalf and 48.8% by trading gas on behalf of third parties receiving a fee which is included under the line headed Sales of the Statement of Income.

Sales to residential customers decreased by 1.7% from Ps. 422,632 thousand during the year ended December 31, 2007 to Ps. 415,522 thousand during the year ended December 31, 2008 with a decrease of 7.9% in gas volumes delivered, partially offset by an increase in the number of customers and by an increase of the gas tariff component in the last quarter of 2008.

MetroGAS's sales with gas to industrial, commercial and governmental customers decreased by 2.9% from Ps. 94,675 thousand during the year ended December 31, 2007 to Ps. 91,961 thousand during this year with a decrease of 4.3% in gas volumes delivered, partially offset by an increase in the last quarter of 2008 of the gas component tariff.

Sales of transportation and distribution services to power plants decreased by 5.4% from Ps. 83,778 thousand during the year ended December 31, 2007 to Ps. 79,283 thousand during the year ended December 31, 2008, mainly due to the decrease of 3.2% in gas volumes delivered and to the decrease in the average price.

On the other hand, sales of transportation and distribution service to industrial, commercial and governmental customers increased 11.1% from Ps. 60,975 thousand during the year ended December 31, 2007, to Ps. 67,763 thousand in this year, due to the increase in the average price, and in a lesser extent, due to an increase of 2.7% in gas volumes delivered.

Sale of transportation and distribution service to CNG decreased by 2.6% from Ps. 41,200 thousand during the year ended December 31, 2007 to Ps. 40,130 thousand during the year ended December 31, 2008, mainly due to the decrease of 4.8% in gas volumes delivered.

Sale of processed natural gas increase by 23.5% from Ps. 29,881 thousand recorded during the year ended December 31, 2007, to Ps. 36,910 thousand registered during the year ended December 31, 2008 mainly due to the increase in the average price.

MetroENERGÍA's sales on its own behalf decreased by 28.6% from Ps. 161,843 thousand during the year ended December 31, 2007 to Ps. 115,634 thousand during the year ended December 31, 2008, mainly as a consequence of a 43.5% decrease in volumes delivered, partially offset by the increase in the average price.

Commission for operations on behalf of third parties carried out by MetroENERGÍA, slightly increased from Ps. 7,471 thousand during the year ended December 31, 2007 to Ps. 7,706 thousand during the year ended December 31, 2008.

The following chart shows the consolidated Company's sales by customer category for the year ended December 31, 2008 and 2007, expressed in thousands of pesos:
	For the year ended December 31, 2008	% of Sales	For the year ended December 31, 2007	% of Sales
MetroGAS
Gas sales:
Residential	415,522	46.1	422,632	44.2
Industrial, Commercial and Governmental	91,961	10.2	94,675	9.9
Subtotal	507,483	56.3	517,307	54.1

Transportation and Distribution Services
Power Plants	79,283	8.8	83,778	8.8
Industrial, Commercial and Governmental	67,763	7.5	60,975	6.4
Compressed Natural Gas	40,130	4.5	41,200	4.3
Subtotal	187,176	20.8	185,953	19.5

Processed Natural Gas	36,910	4.1	29,881	3.1
Other Gas Sales and Transportation and Distribution Services	46,655	5.2	53,398	5.6
MetroENERGÍA
Sales on own behalf	115,634	12.8	161,843	16.9
Selling commission	7,706	0.8	7,471	0.8
Total of Sales	901,564	100.0	955,853	100.0

The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the year ended December 31, 2008 and 2007, expressed in million of cubic meters:
	For the year ended December 31, 2008	% of Sales	For the year ended December 31, 2007	% of Sales
Gas sales:
Residential	1,877.1	22.5	2,037.0	23.5
Industrial, Commercial and Governmental	544.0	6.5	568.5	6.6
Subtotal	2,421.1	29.0	2,605.5	30.1
Transportation and Distribution Services
Power Plants	3,651.1	43.7	3,771.2	43.5
Industrial, Commercial and Governmental	976.1	11.7	950.7	11.0
Compressed Natural Gas	584.4	7.0	613.8	7.1
Subtotal	5,211.6	62.4	5,335.7	61.6
Processed Natural Gas	106.3	1.3	150.1	1.7
Other Gas Sales and Transportation and Distribution Services	615.7	7.3	577.5	6.6
Total delivered volume by MetroGAS	8,354.7	100.0	8,668.8	100.0

Total delivered volume by MetroENERGÍA on own behalf	472.2	100.0	836.1	100.0

Operating costs

Operating costs totaled Ps. 612,953 thousand during the year ended December 31, 2008 representing a 8.8% decrease compared to Ps. 671,782 thousand recorded in the the previous year. This variation was mainly due to the decrease in gas purchases and the reversal of penalties with power plants corresponding to 2007 winter period, partially offset by the increase in payroll and social contributions, fees for sundry services and fixed assets maintenance.

Gas purchases of natural gas decreased 16.5% from Ps. 308,179 thousand during the year ended December 31, 2007 to Ps. 257,228 thousand during this year mainly due to the decrease in volumes purchased and the decrease in the average price. During the year ended December 31, 2008, 2,975.4 million of cubic meters were acquired by MetroGAS and 472.2 million of cubic meters were acquired by MetroENERGÍA representing a decrease of 15.3% compared to the gas volumes purchased in the year ended December 31, 2007. This variation was mainly due to the decrease in the volume delivered to MetroENERGÍA's customers and MetroGAS' residential customers.

Gas transportation costs remained constant during the year ended December 31, 2008 compared to the the previous year.

During the year ended December 31, 2008 and 2007, the Company capitalized Ps. 3,399 thousand and Ps. 2,276 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the year ended December 31, 2008 and 2007, expressed in thousands of pesos:
	For the year ended December 31, 2008	% of Total Operating Costs	For the year ended December 31, 2007	% of Total Operating Costs

Gas purchases of natural gas and processed natural gas	257,228	42.0	308,179	45.9
Gas transportation	209,173	34.1	206,888	30.8
Depreciation of fixed assets	65,435	10.7	64,566	9.6
Payroll and social contributions	42,974	7.0	33,614	5.0
Fixed assets maintenance	19,522	3.2	14,402	2.1
Technical operator's fees	9,029	1.5	10,201	1.5
Sundry materials	3,820	0.6	3,600	0.5
Fees for sundry services	10,033	1.6	6,446	1.0
Other operating expenses	(862)	(0.1)	26,162	3.9
Capitalization of operating costs in fixed assets	(3,399)	(0.6)	(2,276)	(0.3)
Total	612,953	100.0	671,782	100.0

Administrative expenses

Administrative expenses increased 1.4% from Ps. 81,918 thousand during the year ended December 31, 2007 to Ps. 83,037 thousand during the year ended December 31, 2008. This increase was mainly due to higher payroll and social contributions and fees for sundry services, partially offset by a decrease in depreciation of fixed assets and fees for professional services.

Selling expenses

Selling expenses increased 11.2% from Ps. 79,429 thousand during the year ended December 31, 2007 to Ps. 88,336 thousand during the year ended December 31, 2008, mainly due to the increase in payroll and social contributions and fees for sundry services.

Financing and holding results

During the year ended December 31, 2008 a financial and holding loss of Ps. 130,144 thousand was recorded compared to a loss of Ps. 114,302 thousand recorded in the previous year. Such variation in financial and holding results was mainly due to the exchange loss registered in the year ended December 31, 2008, as a consequence of the increase in the exchange rate over financial debts, partially offset by the gain registered from the reversal of the discount of long term other receivables.

Other income, net

Other income net, for the year ended December 31, 2008 totaled a gain of Ps. 1,408 thousand compared to a gain of Ps. 3,157 thousand recorded in the the previous year, due to provisions recovered during the year 2007.

Income tax

During the year ended December 31, 2008, the Company registered a loss amounted to Ps. 1,806 thousand for income tax compared to a gain of Ps. 4,554 thousand registered in the the previous year. Such variation was mainly due to the the valuation allowance on deferred income tax assets recovered, partially offset by the expiration of tax loss carry-forward registered in the previous year and the decrease in Metrogas'taxes as of December 31, 2008.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 172,384 thousand during the year ended December 31, 2008 compared to Ps. 118,334 thousand during the the previous year. Such increase in net cash flows provided by operating activities was mainly due to the decrease in cash flows required by working capital during the year ended December 31, 2008.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 84,169 thousand during the year ended December 31, 2008, due to higher fixed assets additions, compared to Ps. 62,944 thousand used during the the previous year.

Net cash flows used in financing activities

During the year ended December 31, 2008, Ps. 64,056 thousand were used in financing activities, while Ps. 98,707 thousand were used during the previous year. The decrease is mainly due to the market purchases of negotiable bonds made by the Company during 2007.

Liquidity and capital resources

Financing

As of December 31, 2008, the total indebtedness of the Company was Ps. 815,327 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV. On October 15, 2004, Extraordinary Shareholders Meeting approved the five years extension of the Global program, that was authorized by CNV on March 31, 2005.

Under the mentioned Global Program, the following Negotiable Obligations were placed and issued (i) Series A, on March 27, 2000, by the amount of US$ 100 million, maturing in 2003, bearing interest at the rate of 9.875% per annum, (ii) Series B, on September 27, 2000, by the amount of Euros 110 million maturing in 2002, bearing interest at the rate of 7.375% per annum and (iii) Series C, on May 7, 2001, by the amount of US$ 130 million, maturing in May 2004 and bearing interest at LIBOR plus a margin ranging from 2.625% to 3.25%.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso.

On November 9, 2005, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to an APE under Argentine law.

On May 12, 2006, the Company concluded the financial debt restructuring process, performing the effective exchange of the bonds. Consequently, it issued in exchange for its Existing Debt Series 1 Notes amounting to US$ 236,285,638 in principal amount, Series 2 Notes Class A amounting to US$ 6,254,764 in principal amount and Series 2 Class B amounting to Euros 26,070,450 in principal amount. Additionally the Company made payments amounting to US$ 105,608,445 for the cash options received, along with US$ 19,090,494 and Euros 469,268 to pay accrued interest on Series 1 notes and Series 2 notes through December 30, 2005.

The offering of the Series 1 and 2 was made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

MetroGAS, and its subsidiaries, must comply with a series of restrictions under the Company's new debt obligations (Note 9 to the primary financial statements).

Comparative consolidated balance sheets

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's consolidated financial statements as of December 31, 2008, 2007, 2006 and 2005 (due to the incorporation of the controlled company MetroENERGÍA S.A., registered in the Public Registry of Commerce on May 16, 2005) and the financial statements as of December 31, 2004.

Comparative consolidated statements of income

The chart below contains a summary of the consolidated statement of income for the year ended December 31, 2008, 2007, 2006 and 2005, and the statements of income for the year ended December 31, 2004.

Comparative statistical data

The chart below shows a summary of operating data for the year ended December 31, 2008, 2007, 2006, 2005 and 2004.

Comparative ratios

The chart below contains certain financial ratios as of December 31, 2008, 2007, 2006, 2005 and 2004.

Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:
		Share Price on the Buenos Aires Stock Exchange (1)	ADSs Price on the New York Stock Exchange (1)
		Ps.	US$
December	2004	1.30	4.26
December	2005	1.30	4.09
December	2006	1.19	4.07
January	2007	1.59	5.25
February	2007	1.45	4.81
March	2007	1.32	4.42
April	2007	1.40	4.85
May	2007	1.45	4.80
June	2007	1.68	5.43
July	2007	1.76	5.46
August	2007	1.50	4.75
September	2007	1.48	4.50
October	2007	1.72	5.35
November	2007	1.44	4.50
December	2007	1.42	4.45
January	2008	1.20	3.68
February	2008	1.26	3.88
March	2008	1.25	3.90
April	2008	1.18	3.56
May	2008	1.23	3.67
June	2008	1.18	3.91
July	2008	1.25	4.23
August	2008	1.11	3.60
September	2008	1.15	3.82
October	2008	0.52	1.40
November	2008	0.52	1.46
December	2008	0.54	0.95
  Prices on the last business day of the month.

Outlook

Based on the economic context and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will continue concentrating its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.

Autonomous City of Buenos Aires, March 6, 2009.

Juan Carlos Fronza
President